EXHIBIT 99.1

DESCRIPTION

This description of Québec is dated as of May 14, 2024 and appears as Exhibit 99.1 to Québec's Annual Report on Form 18-K to
the U.S. Securities and Exchange Commission for the fiscal year ended
March 31, 2024

This document (other than as part of a prospectus contained in a registration statement filed under the U.S. Securities Act of 1933) does not constitute an offer to sell or the solicitation of an offer to buy any securities of Québec.

In this document, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars. The fiscal year of Québec ends on March 31. "Fiscal 2024" and "2023-2024" refer to the fiscal year ended March 31, 2024, and, unless otherwise indicated, "2023" means the calendar year ended December 31, 2023. "Fiscal 2025" and "2024-2025" refer to the fiscal year that will end on March 31, 2025. Other fiscal and calendar years are referred to in a corresponding manner. Any discrepancies between the amounts listed and their totals in the tables included in this document are due to rounding.

SUMMARY

The information below is qualified in its entirety by the detailed information provided elsewhere in this document.

Economy

(dollar amounts in millions, unless otherwise specified)
	2019	2020	2021	2022	2023
GDP at current market prices	459,816	451,344	503,486	545,594	565,791
% change - GDP in chained 2017(1)	2.8	-4.7	6.7	2.5	0.0
Household income	415,206	437,662	461,137	497,727	526,862
Capital expenditures	45,782	43,172	48,000	55,113	59,751
International exports of goods	92,196	86,293	100,245	113,298	118,518
Population at July 1 (in thousands)	8,483	8,551	8,572	8,672	8,875
Unemployment rate	5.1	8.9	6.1	4.3	4.5
Consumer Price Index - % change	2.1	0.8	3.8	6.7	4.5
Average exchange rate (USD per CAD)	0.7536	0.7454	0.7978	0.7685	0.7409
(1) Adjusted for the effects of inflation in the currency from year to year.

Summary of Consolidated Financial Transactions
Fiscal year ending March 31(1)(2)

(dollar amounts in millions)
	2021	2022	2023	Preliminary Results 2024	(3)	Budget Forecast 2025

Own-source revenue	91,895	109,647	115,562	115,486		120,904
Federal transfers	30,716	29,184	28,737	31,290		29,397
Total consolidated revenue	122,611	138,831	144,299	146,776		150,301
Expenditure	−119,331	−127,573	−137,243	−141,347		−147,815
Debt service	−7,689	−8,640	−10,058	−9,650		−9,762
Total consolidated expenditure	−127,020	−136,213	−147,301	−150,997		−157,577
Contingency reserve	—	—	—	—		−1,500
Deposits of dedicated revenues in the Generations Fund(4)	−3,313	−3,617	−3,082	−2,081		−2,222
Accounting changes	−3,038	227	—	—		—
Budgetary balance within the meaning of the Balanced Budget Act	−10,760	−772	−6,084	−6,302		−10,998
Excluding deposits of dedicated revenues in the Generations Fund	3,313	3,617	3,082	2,081		2,222
Excluding accounting changes	3,038	−227	—	—		—
Surplus (deficit) from operations	−4,409	2,618	−3,002	−4,221		−8,776
Non-budgetary transactions	−13,322	−11,607	−8,130	−10,546		−19,696
Net financial requirements	−17,731	−8,989	−11,132	−14,767		−28,472

(1) Financial information is presented on a consolidated basis, as in Budget 2024-2025.

(2) Fiscal 2021 through 2024 data have been reclassified to be on the same budgetary structure as Fiscal 2025, as in Budget 2024-2025.

(3) The Preliminary Results 2024 are based on financial information presented as at March 31, 2024 in Budget 2024-2025, which was released on March 12, 2024. These preliminary results are subject to change.

(4) The Generations Fund was created in June 2006 by the adoption of the Act to reduce the debt and establish the Generations Fund and is a separate entity from the General Fund. This Act establishes the fund as a permanent tool for reducing the debt burden. In addition, it stipulates that the sums accumulated in the Generations Fund are dedicated exclusively to repaying the debt. As of Fiscal 2024, the Government has reviewed the share of revenues dedicated to the payments into the Generations Fund. To that end, changes to the Act have been made in December 2023.

Funded Debt of Public Sector (net of sinking fund balances)

As of March 31

(dollar amounts in millions)(1)
	2020	2021	2022	2023	Preliminary Results 2024	(2)
Government Funded Debt
Borrowings-Government	187,146	206,483	214,882	222,795	238,271
Government Guaranteed Debt(3)	43,839	44,831	46,225	49,438	52,536
Municipal Sector Debt	29,424	30,020	31,263	30,952	32,414
Education Institutions(4)	1,204	1,207	1,219	1,171	1,171
Public Sector Funded Debt	261,613	282,541	293,589	304,356	324,392
Per Capita ($)	30,839	33,042	34,250	35,096	36,553
As percentage of(5)
GDP	56.9%	62.6%	58.3%	55.8%	57.3%
Household income	63.0%	64.6%	63.7%	61.1%	61.6%

(1) Canadian dollar equivalent at the dates indicated for borrowings in foreign currencies after taking into account currency swap agreements and foreign exchange forward contracts.

(2) The Preliminary Results 2024 are based on financial information available as of March 31, 2024. These preliminary results are subject to change. These amounts exclude transactions that have been negotiated before March 31, 2024 but have settled after March 31, 2024.The excluded transactions are: a US denominated note of US $3.75 billion ($5.1 billion) and a Canadian debenture of $0.6 billion.

(3) Represents debt of Hydro-Québec.

(4) Represents debt of the universities other than the Université du Québec and its constituents.

(5) Percentages are based upon the prior calendar year's GDP and household income.

Québec

Montreal region
Mirabel
Varennes
Longueuil
Montréal
Vaudreuil-Dorion
Beauharnois
20km
Kangiqsujuaq
Nunavik Nickel
Nunavut
Ungava Bay
Kuujjuaq
Hudson Bay
Labrador Sea
Kuujjuarapik
Radisson
James Bay
La Grande Rivière
Renard
Eléonore
Churchill
Fire Lake
Projet La Romaine
Manicouagan
Havre-Saint-Pierre
Sept-Îles
Île d'Anticosti
New Foundland and Labrador
Baie-Comeau
Gaspé
Matane
Golfe du Saint-Laurent
Mont-Joli
Saguenay
Îles de la Madeleine
Amos
Rouyn-Noranda
Val-d'Or
Saint-Félicien
La Tuque
La Pocatière
Québec
Trois-Rivières
Bécancour
Ontario
Gatineau
Sherbrooke
Bromont
United States
New Brunswick
Prince Edward Island
Nova Scotia
Atlantic Ocean
200 km

Economic Activities

- Airport
- Aluminum
- Electricity
- Electronics
- Mine
- Port
- Chemical Products
- Forestry Products
- Transport

Boundaries

- Northern boundary of attributable forest
- Southern boundary of the area covered by Northern Territory

Borders

- International
- Interprovincial
- Québec–Newfoundland-and-Labrador (this border is not final).

QUÉBEC

© Gouvernement du Québec, 2024

Overview

Québec is the largest by area of the ten provinces in Canada (1,667,712 square kilometers or 643,907 square miles, representing 17% of the geographical area of Canada) and the second largest by population (9.0 million, representing 22.0% of the population of Canada, as of January 2024). The population of Québec increased on average by 1.1% per year since 2019. Over the same period, the population of Canada increased on average by 1.6% per year.

Québec has a modern, developed economy. In 2023, the service sector contributed 74.6%, the manufacturing industry 12.9%, the construction industry 7.0%, the utilities industry 2.8% and the primary sector 2.7% to real GDP in chained 2017 dollars. Québec's real GDP represented 19.6% of Canada's real GDP in 2023. The leading service industries in Québec are community, business and personal services, finance, insurance and real estate, wholesale and retail trade, governmental services, transportation and warehousing and information and cultural services. The leading manufacturing industries in Québec are food products, primary metal products (including aluminum smelting), transportation equipment (including aircraft, motor vehicles and parts), fabricated metal products, chemical products, paper products plastics and rubber products and machinery products. With its significant hydroelectric resources, Québec generated 31.8% of the electricity produced in Canada in 2023.

Montréal and Ville de Québec, the capital of Québec, are the main centers of economic activity. Montréal is one of the important industrial, commercial and financial centers of North America and is Canada's second largest urban area as measured by population. Port of Montréal is the leading container port in Eastern Canada and a major international port linked to more than 140 countries around the world. Situated on the St. Lawrence River, Port of Montréal provides access to the Atlantic Ocean and the inland navigation system of the Great Lakes.

French is the official language of Québec and is spoken by approximately 94% of its population.

Constitutional Framework

Canada is a federation of ten provinces and three federal territories, with a constitutional division of responsibilities between the federal and provincial parliaments as set out in the Constitution of Canada.

Under the Constitution, each provincial parliament has exclusive authority to raise revenue for provincial purposes through direct taxation within its territorial limits. Each province also has exclusive authority to regulate education, health, social services, property and private law, natural resources, municipal institutions and, generally, all other matters of a purely local or private nature in its province. Additionally, each province has the exclusive authority to regulate and raise revenue from the exploration, development, conservation and management of natural resources.

The federal parliament is empowered to raise revenue by any method or system of taxation and generally has authority over matters or subjects not assigned exclusively to the provincial parliaments. It has exclusive authority over the regulation of extraprovincial trade and commerce, currency and coinage, banks and banking, national defence, naturalization and aliens, postal service, navigation and shipping and bills of exchange, interest and bankruptcy.

The Constitution Act, 1982 (the "Constitution Act") includes various modifications to the Constitution. It provides, among other things, that amendments to the Constitution be effected in Canada according to an amending formula and no longer through enactments of the Parliament of the United Kingdom. The Constitution Act came into effect in 1982 notwithstanding the opposition of the National Assembly of Québec (the "National Assembly") and the government of Québec to certain clauses relating to provincial jurisdiction and the terms of the amending formula.

Following the last general election, held on October 3, 2022, the Coalition Avenir Québec formed a majority Government. With regard to Québec's place in Canada, the Coalition Avenir Québec pursues a policy that seeks greater economic and political autonomy, promotes Québec's interests and focuses on strengthening Québec's place within the federation.

Government

Legislative power in Québec is exercised by the Parliament of Québec, composed of the National Assembly and the Lieutenant Governor (the "Parliament"). The National Assembly consists of 125 members elected by popular vote from single member districts. According to constitutional practice, the leader of the party with the largest number of elected members becomes Prime Minister and forms the Government.

Executive power in Québec is vested in the Government of Québec, composed of the Conseil exécutif and the Lieutenant Governor (the "Government"). The Conseil exécutif, which consists of the Prime Minister and all other ministers, is accountable to the National Assembly. The Lieutenant Governor, which is a federal government appointee, always acts with, or on the recommendation of, the Prime Minister or the Conseil exécutif.

The National Assembly consists of 88 members of the Coalition Avenir Québec, 19 members of the Québec Liberal Party, 12 members of Québec solidaire, 4 members of the Parti Québécois and 2 independent members. The next general election will be held on October 5, 2026, subject to earlier dissolution of the National Assembly by the Lieutenant Governor upon the recommendation of the Prime Minister.

Aboriginal Peoples

Over the past 25 years various aboriginal communities have initiated legal actions to have the existence of their alleged aboriginal rights (including aboriginal title) recognized and to obtain damages and interest as compensation for alleged infringements of their rights. The existing aboriginal and treaty rights of aboriginal peoples of Canada are recognized under section 35 of the Constitution Act, 1982. Taken as a whole, aboriginal peoples are claiming $10.1 billion in damages and interest through these actions.

Included among these legal actions are five claims for damages and interest filed as part of efforts to contest the validity of a provision of a federal statute, the James Bay and Northern Québec Native Claims Settlement Act, S.C. 1977, c.32 (the "JBNQ Act") which implements the 1975 James Bay and Northern Québec Agreement (the "JBNQA"). The effect of that provision was to extinguish all aboriginal claims, rights, titles and interests, regardless of their nature, in respect of the territory covered by the JBNQA (which includes territorial regions of James Bay and Nunavik north of the 49th parallel). The following bands or communities initiated legal actions regarding the JBNQA Act:

- The Innu community of Pessamit seek $75 million in compensation for the alleged loss of enjoyment of its aboriginal rights for more than 25 years; alternatively, it claims $250 million as fair compensation in the event the Court concludes that its aboriginal rights have been extinguished; this case is currently suspended;

- The Innu community of Uashat-Maliotenam is claiming compensation for an aggregate amount of $1.5 billion in damages and interest and revenue sharing for the alleged unlawful use and management of the lands, including with respect to hydroelectric facilities. Part of the territory that is covered by this claim overlaps with the JBNQA territory; Québec and Hydro-Québec are contesting this claim; the portion of the claim related to the JBNQA territory is suspended indefinitely;

- The Atikamekw are claiming compensation for an aggregate amount of $300 million in damages and interest; Québec is contesting this claim, which was officially suspended through 2012 and has remained inactive since then;

- The Matimekush Lac-John Innu community is claiming compensation for an aggregate of $500 million in damages and interest; Québec is contesting this claim; and

- The Abitibiwinni (Pikogan), Lac Simon, Long Point (Winneway) and Kitcisakik Québec Algonquin communities and the Wahgoshig Ontario Algonquin community are claiming compensation for an aggregate of $500 million in damages and interest; Québec is contesting this claim.

In addition, legal actions have been filed by three Innu communities (Essipit, Pekuakamiulnuatsh, and Nutashkuan), seeking an aggregate compensation of $3 billion in damages and interest and recognition of aboriginal rights and aboriginal title with respect to their alleged traditional territories. Ongoing negotiations are being held between the governments and these three Innu communities with the aim of concluding a final agreement concerning their overall land claims.

Three other legal actions seeking damages and interest have been filed by aboriginal plaintiffs to obtain compensation for alleged infringements of their rights over their alleged traditional territories:

- The Innu community of Pessamit is claiming compensation for an aggregate of $500 million in damages and interest and revenue sharing for the alleged unlawful use and management of land in respect of hydroelectric facilities; Québec and Hydro-Québec are contesting this claim. On February 15, 2024, Québec, Hydro-Québec and the Innus of Pessamit have signed a framework agreement which provides for a temporary suspension of the proceedings to enable out-of-court settlement negotiations;

- The Innu community of Pessamit is also claiming compensation for an aggregate of $1 billion in damages and interests against Québec and Canada for the alleged infringement of its aboriginal rights in relation with forest development, $2.1 billion against Québec for breach of its alleged right to develop the forest resource and $50 million in damages and interests against Québec and a forest company for logging activities carried out on René-Levasseur Island; this case is currently suspended; and

- Several members of the Uashat-Maliotenam community near Sept-Îles are claiming compensation for an aggregate of $350 million in damages and interest in respect of aboriginal title and aboriginal rights on a vast territory located north of Sept-Îles; Québec is contesting this claim.

ECONOMY

Economic Developments in 2023

Canada. Gross domestic product ("GDP") adjusted for inflation in chained 2017 dollars ("real GDP"), as published in the National Economic Accounts on February 28, 2024, increased at a rate of 1.1% in 2023, compared to an increase of 3.8% in 2022. This increase was mainly attributable to the growth of consumer spending and government expenditures and investment. Final domestic demand increased by 0.5% in real terms in 2023, compared to an increase of 2.8% in 2022. Real consumer spending increased by 1.7% in 2023, compared to an increase of 5.1% in 2022. International exports increased by 5.7% in volume and by 1.8% in value in 2023, compared to increases of 3.2% and 21.2%, respectively, in 2022. Imports increased by 1.0% in volume and by 3.3% in value in 2023, compared to increases of 7.6% in volume and 20.7% in value in 2022.

In real terms, non-residential investment increased by 0.9% in 2023, the result of an increases of 2.4% in the government sector and a decrease of 0.7% in the business sector. Residential investment decreased by 10.2% in 2023, due to a 8.2% decrease in housing starts. Government expenditure on goods and services increased by 1.5% in 2023.

The Consumer Price Index ("CPI") increased by 3.9% in 2023. Overall employment increased by 2.4% in 2023, while the unemployment rate increased to 5.4% from 5.3% in 2022.

Québec. Real GDP, as published in the Québec Economic Accounts on March 26, 2024, stabilized in 2023 (0.0%), compared to an increase of 2.5% in 2022. Final domestic demand decreased by 0.6% in real terms in 2023, compared to a 2.5% increase in 2022. Real consumer spending increased by 2.1% in 2023, compared to an increase of 4.9% in 2022. International exports increased by 4.5% in volume and by 7.0% in value in 2023, compared with increases of 0.9% in volume and 13.2% in value in 2022. International imports decreased by 0.6% in volume and by 0.9% in value in 2023, compared with increases of 7.1% in volume and 20.5% in value in 2022.

In real terms, non-residential investment decreased by 2.2% in 2023, the result of decreases of 3.2% in the government sector and 1.8% in the business sector. Residential investment decreased by 17.5% in 2023.

The CPI increased by 4.5% in 2023. Overall employment increased by 2.3% in 2023 while the unemployment rate increased to 4.5% from 4.3% in 2022.

Plan Nord

The Plan Nord territory covers nearly 1.2 million square kilometers and accounts for 72% of Québec's geographic area. It contains a large variety of mineral resources, including gold, iron, lithium and graphite, as well as clean and renewable energy resources.

The Government seeks to develop the Plan Nord territory's natural resources and intends to invest to support large-scale strategic development projects, including roads, social housing, training facilities and national parks and to implement actions in areas such as tourism, culture and education. These investments are made through the Société du Plan Nord, an agency created in 2015 to coordinate Government's action for the Plan Nord territory's development.

Following the end of its first two action plans for 2015-2020 and 2020-2023, the Société du Plan Nord presented in December 2023 its Northern Action Plan 2023-2028. This Plan details the Government's vision for the specific economic, social, and environmental development issues facing the northern territory. The Government and its partners expect to  invest nearly $2.6 billion in the sustainable development of Québec northern territory by 2028.

In March 2016, in order to accelerate the development of mining projects in the Labrador Trough region, the Government acquired the rail and port facilities at Pointe-Noire, near the Sept-Îles port. The Government now manages and develops these industrial facilities in a multi-user approach, through the Société Ferroviaire et Portuaire de Pointe-Noire Limited Partnership ("SFPPN").

The Government also invests, through the Natural Resources and Energy Capital Fund (formerly known as the Capital Mines and Hydrocarbon Fund), to acquire equity interests in companies that extract mineral substances from land in the "domain of the State" (i.e. Québec) and, under certain conditions, in companies that process such substances. In order to support the utilization and processing of all natural resources, as provided by Budget 2019-2020, the scope of the Natural Resources and Energy Capital Fund has been extended to projects related to all natural resources and energy development such as forestry and green energy. To support more investment projects in the coming years, the Government has increased, in Budget 2024-2025, the capitalization of the Natural Resources and Energy Capital Fund from $1 billion to $1.5 billion.

TABLE.1
Main Economic Indicators of Québec(1)

(dollar amounts in millions, except for per capita amounts)
	2019	2020	2021	2022	2023	Compound Annual Rate of Growth 2019-2023
GDP
At current market prices	459,816	451,344	503,486	545,594	565,791
	4.6%	-1.8%	11.6%	8.4%	3.7%	5.2%
In chained 2017 dollars	442,435	421,445	449,794	461,119	461,241
	2.8%	-4.7%	6.7%	2.5%	0.0%	1.4%
Per capita	52,154	49,286	52,472	53,172	51,973
	1.7%	-5.5%	6.5%	1.3%	-2.3%	0.3%
Household income	415,206	437,662	461,137	497,727	526,862
	5.1%	5.4%	5.4%	7.9%	5.9%	5.9%
Per capita	48,945	51,182	53,796	57,393	59,367
	3.9%	4.6%	5.1%	6.7%	3.4%	4.7%
Capital expenditures	45,782	43,172	48,000	55,113	59,751
	7.0%	-5.7%	11.2%	14.8%	8.4%	6.9%
Value of manufacturers' shipments	170,161	153,694	182,520	213,135	212,688
	4.0%	-9.7%	18.8%	16.8%	-0.2%	5.4%
Retail trade	136,606	137,512	157,323	170,688	177,080
	1.6%	0.7%	14.4%	8.5%	3.7%	5.7%

	(In thousands of persons)
Population (at July 1)	8,483	8,551	8,572	8,672	8,875
	1.1%	0.8%	0.2%	1.2%	2.3%	1.1%
Labor Force	4,562	4,498	4,553	4,602	4,718
	1.4%	-1.4%	1.2%	1.1%	2.5%	1.0%
Participation rate (percentage)	65.2%	63.8%	64.1%	64.3%	65.0%
Employment	4,331	4,097	4,273	4,403	4,506
	1.8%	-5.4%	4.3%	3.0%	2.3%	1.2%
Unemployment rate (percentage)	5.1%	8.9%	6.1%	4.3%	4.5%

	(2002=100)
CPI	131.7	132.8	137.8	147.0	153.6
	2.1%	0.8%	3.8%	6.7%	4.5%	3.6%

(1) Unless otherwise indicated, percentages are percentage changes from the previous year.

Sources: Institut de la statistique du Québec and Statistics Canada.

Economic Structure

In 2023, Québec accounted for 19.6% of Canada's real GDP. The service sector accounted for 74.6% of Québec's real GDP, compared with 22.8% for the secondary sector and 2.7% for the primary sector. Québec's economy is influenced by developments in the economies of its major trading partners, especially the United States, which is Québec's largest export market. In 2023, the value of exports (including to other Canadian provinces) represented 47.5% of Québec's nominal GDP.

The following table shows the contribution of each sector to real GDP, which includes net taxes (taxes less subsidies), paid on factors of production. GDP is a measure of value added (the total value of goods delivered and services rendered less the cost of materials and supplies, fuel and electricity).

TABLE.2
Real Gross Domestic Product by Sector at Basic Prices in Chained 2017 Dollars(1)

(dollar amounts in millions)
					% of total 2022			% of total 2023
	2019	2020	2021	2022	Québec	Canada	2023	Québec	Canada
Primary Sector
Agriculture, forestry, fishing and hunting	6,704	6,305	6,676	6,679	1.6	1.9	6,427	1.5	1.8
Mining and oil and gas extraction	5,684	5,465	5,503	5,313	1.2	5.1	5,528	1.3	5.1
	12,388	11,770	12,178	11,991	2.8	7.1	11,955	2.8	6.9
Secondary Sector
Manufacturing	55,752	50,847	54,317	55,860	13.0	9.9	55,060	12.8	9.7
Construction	28,329	28,175	31,055	31,112	7.3	7.7	29,786	6.9	7.5
Utilities	13,349	12,965	13,143	13,284	3.1	2.1	12,387	2.9	2.0
	97,430	91,987	98,514	100,255	23.4	19.7	97,233	22.7	19.2
Service Sector
Community, business and personal services	121,488	111,769	120,871	127,147	29.7	27.5	128,894	30.0	27.9
Finance, insurance and real estate	70,295	71,649	74,283	74,726	17.4	20.4	75,501	17.6	20.4
Wholesale and retail trade	46,480	46,059	50,548	50,386	11.8	10.7	50,321	11.7	10.6
Governmental services	32,258	32,057	33,883	34,859	8.1	7.3	35,801	8.3	7.5
Transportation and warehousing	18,259	13,534	13,701	15,965	3.7	3.9	16,874	3.9	4.1
Information and cultural services	12,186	12,243	12,818	13,324	3.1	3.4	13,245	3.1	3.3
	300,965	287,311	306,104	316,407	73.9	73.2	320,635	74.7	73.8
Real GDP	410,747	391,039	416,657	428,252	100.0	100.0	429,219	100.0	100.0

(1) North American Industrial Classification System (NAICS) in chained 2017 dollars. For the chained 2017 dollars, the aggregate amounts are not equal to the sums of their components.

Sources: Institut de la statistique du Québec and Statistics Canada.

Primary Sector. In 2023, the primary sector, which includes agriculture, forestry, fishing and hunting and mining and oil and gas extraction, contributed 2.7% to real GDP and accounted for 2.0% of employment in Québec. Québec's forests, covering 906,727 square kilometers, or 350,089 square miles, are among its most important natural resources. Québec's logging operations were estimated to have generated revenue of $2.547 billion from sales to domestic and foreign customers in 2022. In 2023, the value of fabricated wood products shipments decreased by 23.3% and the value of exports decreased by 28.0%. Mining and oil and gas extraction represented 45.4% of the primary sector in 2023. In 2022, the value of mineral production amounted to $12.0 billion with production concentrated mainly in iron and gold.

Secondary Sector. In 2023, the secondary sector, which consists of the utilities, manufacturing and construction industries, contributed 22.7% to real GDP and accounted for 18.8% of employment in Québec. In terms of real GDP, the construction industry decreased by 4.3% and the utilities industry decreased by 6.8% in 2023 over 2022. This decrease of utilities is mainly attributable to the decrease in the volume of exports of Hydro-Québec's caused by low runoff in the regions where its main reservoirs are located. Weather events leading to power outages and service interruptions are other factors that explain this decline. Electricity production, which accounts for approximately 90% of the utilities industry, fell by 7.3% in 2023. In 2023, real GDP in the manufacturing industry decreased by 1.4% and employment increased by 0.3%. The slowdown in economic activity from Québec's trading partners explains the decrease in manufacturing real GDP. The manufacturing industries that showed the strongest growth are machinery manufacturing (7.7% in real GDP and −0.5% in employment), electrical equipment manufacturing (6.5% in real GDP and -1.5% in employment), transportation equipment (5.4% in real GDP and 0.2% in employment), chemical manufacturing (5.2% in real GDP and 0.1% in employment) and aerospace product and parts manufacturing (4.7% in real GDP and -0.4% in employment). The manufacturing industries that showed the strongest decline are clothing and leather and allied products (−15.2% in real GDP and −1.0% in employment), miscellaneous manufacturing (−11.8% in real GDP and −7.1% in employment), computer and electronic product manufacturing (-10.7% in real GDP and -1.7% in employment), plastics and rubber products manufacturing (-9.6% in real GDP and -0.5% in employment), and wood product manufacturing (−9.6% in real GDP and -3.0% in employment).

The leading manufacturing industries in Québec are food products, primary metal products (including aluminum smelting), transportation equipment (including aircraft, motor vehicles and parts), fabricated metal products, chemical products, paper and plastics and rubber products manufacturing. Durable goods accounted for 59.7% of manufacturing real GDP and 61.0% of manufacturing employment. As a result of its competitive advantage in low-cost electricity production, Québec is one of the world's leading producers of aluminum.

TABLE.3
Value of Manufacturer's Shipments(1)

(dollar amounts in millions)
	2019	2020	2021	2022	% of total 2022	2023	% of total 2023
Food manufacturing	24,895	24,877	26,754	29,765	14.0	31,415	14.8
Primary metal manufacturing	21,385	20,988	28,844	31,509	14.8	30,945	14.6
Transportation equipment manufacturing	23,458	17,871	17,496	19,517	9.2	25,499	12.0
Fabricated metal product manufacturing	11,505	10,156	12,915	15,233	7.1	14,609	6.9
Chemical manufacturing	10,536	9,809	10,917	13,056	6.1	13,493	6.3
Paper manufacturing	9,467	9,235	9,629	11,678	5.5	11,912	5.6
Plastics and rubber products manufacturing	7,922	7,818	9,531	10,979	5.2	10,560	5.0
Machinery manufacturing	8,658	7,435	7,954	8,957	4.2	9,927	4.7
Wood product manufacturing	8,252	9,355	13,348	12,868	6.0	9,897	4.7
Beverage and tobacco product manufacturing	5,062	5,342	5,509	5,452	2.6	5,573	2.6
Furniture and related product manufacturing	4,134	3,752	4,356	5,157	2.4	5,116	2.4
Electrical equipment, appliance and component manufacturing	3,646	3,299	3,760	4,689	2.2	5,020	2.4
Others(2)	31,242	23,757	31,507	44,275	20.8	38,703	18.2
TOTAL	170,161	153,694	182,520	213,135	100.0	212,668	100.0

(1) North American Industrial Classification System (NAICS).

(2) Including notably, computer and electronic product manufacturing, non-metallic mineral product manufacturing, miscellaneous manufacturing and printing and related support activities.

Source: Statistics Canada.

Service Sector. The service sector includes a wide range of activities such as community, business and personal services, finance, insurance and real estate, wholesale and retail trade, governmental services, transportation and warehousing and information and cultural services. In 2023, the service sector contributed 74.7% to real GDP and accounted for 79.2% of employment in Québec.

In terms of real GDP, the following sectors recorded an increase in 2023: transportation and warehousing (5.7%), governmental services (2.7%), community, business and personal services (1.4%) and finance, insurance and real estate (1.0%). The following sectors recorded a decrease in 2023: information and cultural services (-0.6%), and wholesale and retail trade (-0.1%). Due to Québec's large territory, transportation facilities are essential to the development of its economy. Waterway transportation is provided mainly through the St. Lawrence River Seaway. Highway, rail and air transportation systems service the populated areas, with higher concentrations in the metropolitan areas of Montréal and Ville de Québec.

The financial sector includes large Canadian and foreign banks, insurance companies and other private financial institutions, cooperative institutions and Government financial intermediary enterprises and fiduciary Government bodies, including the Caisse de dépôt et placement du Québec (the "Caisse"), which is one of the largest institutional fund managers in North America.

Capital Expenditures. In 2023, the value of total non-residential capital expenditures increased by 8.4% in Québec. Non-residential capital expenditures increased by 4.1% in the private sector and by 13.6% in the public sector.

The increase in non-residential capital expenditures resulted from increases in governmental, educational, health and social services (18.1%), manufacturing (17.3%), information, cultural and other utilities (14.9%), construction (13.6%), agriculture, forestry, fishing and hunting (4.8%), and mining and oil and gas extraction (4.6%). These increases were partially offset by decreases in finance, insurance and real estate operators (−12.6%), business services, accommodation and other services (−9.1%) and wholesale and retail trade (−2.3%).

TABLE.4
Private and Public Sectors Capital Expenditures in Québec

(dollar amounts in millions)
					% of Total		% of Total
	2019	2020	2021	2022	2022	2023	2023

Non-residential Investment:
Governmental, educational, health and social services	14,411	13,665	13,901	16,106	29.2	19,023	31.8
Information, cultural and other utilities	7,213	6,791	7,855	8,308	15.1	9,549	16.0
Manufacturing	5,379	4,650	5,436	6,526	11.8	7,655	12.8
Transportation and warehousing	5,669	5,904	5,890	6,202	11.3	6,251	10.5
Finance, insurance and real estate operators	3,264	2,694	3,286	4,096	7.4	3,578	6.0
Business services, accommodation and other services	#N/A	2,652	#N/A	3,653	6.6	3,322	5.6
Mining and oil and gas extraction	1,980	1,853	2,637	2,955	5.4	3,090	5.2
Construction	1,368	1,301	2,007	2,458	4.5	2,791	4.7
Wholesale and retail trade	#N/A	#N/A	2,293	2,723	4.9	2,661	4.5
Agriculture, forestry, fishing and hunting	1,359	1,181	1,586	1,747	3.2	1,831	3.1
	45,782	43,172	48,000	55,113	100.0	59,751	100.0

Private sector	23,403	21,517	24,862	29,833	54.1	31,044	52.0
Public sector	22,379	21,655	23,138	25,280	45.9	28,707	48.0
	45,782	43,172	48,000	55,113	100.0	59,751	100.0
Source: Statistics Canada.

Labor Force. In 2023, the labor force in Québec was estimated at 4.7 million persons, an increase of 2.5% from 2022. The participation rate for 2023 was estimated at 65.0% in Québec, compared to 65.6% in Canada. Total employment increased by 2.3% in 2023 in Québec, compared to a 2.4% increase in Canada. The unemployment rate in Québec increased to 4.5% from 4.3% in 2022, while the unemployment rate in Canada increased to 5.4% from 5.3% in 2022.

Energy. Of the total energy consumed in Québec in 2021 (the most recent year for which information is available), energy derived from electricity accounted for 42%, oil for 35%, natural gas for 14%, biofuel for 7%, coal for 1% and other natural liquified gas (LNG) for 1%.

Québec generates approximately one-third of all electricity produced in Canada and is one of the largest producers of hydroelectricity in the world. In 2021, 99.8% of all electricity produced in Québec was from renewable sources. More than 40,600 megawatts ("MW") of hydroelectric capacity (including the capacity of independent producers but excluding the firm capacity currently available from Churchill Falls (Labrador) Corporation Limited) was installed on December 31, 2021. Of the total electricity available for distribution in Québec in 2021, 15.7% (based on sales volume) was exported to the United States and to other Canadian provinces, compared with 14.8% in 2020.

Exports and Imports. In 2023, Québec's exports of goods and services totaled $268.8 billion of which $168.6 billion (62.7%) was international exports and $100.2 billion (37.3%) was interprovincial exports. Québec's imports of goods and services totaled $294.5 billion, of which $193.6 billion (65.7%) were international imports and $100.9 billion (34.3%) were interprovincial imports. Québec's international exports represented 17.4% of Canada's total exports. In 2023, Québec's external sector (as defined by the Economic Accounts of the Institut de la statistique du Québec) registered an overall deficit of $25.7 billion, including deficits of $25.0 billion on international trade and of $0.7 billion on interprovincial trade. In 2022, Québec registered an overall deficit of $33.7 billion, including a deficit of $34.3 billion on international trade and a surplus of $0.5 billion on interprovincial trade. Québec's international exports of goods are diversified: in 2023, nuclear reactors, boilers, machinery and mechanical appliances had the largest export share, accounting for 10.6% of the total. Aircrafts and spacecrafts ranked second with 10.0% and aluminium and articles thereof ranked next with 9.3%. International exports of goods originating from Québec, calculated by the Institut de la statistique du Québec from data on Canada's total exports of goods, were $118.5 billion for 2023 compared with $113.4 billion in 2022, a progression of 4.5%.

Increases occurred in the value of exports of pearls, precious stones or metals, coins and jewellery (+94.6%), motor vehicles, trailers, bicycles, motorcycles and other similar vehicles (+33.1%), aircrafts and spacecrafts (+23.2%), nuclear reactors, boilers, machinery and mechanical appliances (+21.2%), copper and articles thereof (+5.9%), ores, slag and ash (+2.9%). These increases were partially offset by decreases in wood and articles of wood (−24.7%), aluminum and articles thereof (−12.5%), mineral fuels, mineral oils, bituminous substances and mineral waxes (−8.5%), plastics and articles thereof (−5.2%) and paper, paperboard and articles made from these materials (−2.1%).

The United States is Québec's principal international export market, accounting for 73.7% of its international exports of goods in 2023. The balance of international exports is broadly distributed: Europe (10.5%), Asia excluding Middle East (8.8%), Middle East (1.9%), and the rest of the world (5.0%). The share of international exports to destinations other than the United States declined from 29.1% in 2013 to 26.3% in 2023.

Québec's international exports and imports of services are also diversified, as reflected in tables 7 and 8, which include the most recently available data.

TABLE.5
Québec's International Exports of Goods

(dollars amounts in millions)
	2019	2020	2021	2022	% of total 2022	2023	% of total 2023
Nuclear Reactors, Boilers, Machinery and Mechanical Appliances	10,246	8,263	8,952	10,392	9.2	12,597	10.6
Aircrafts and Spacecrafts	10,322	8,616	8,725	9,596	8.5	11,824	10.0
Aluminum and Articles Thereof	7,066	7,241	10,468	12,658	11.2	11,079	9.3
Motor Vehicles, Trailers, Bicycles, Motorcycles and Other Similar Vehicles	5,493	4,462	4,662	5,089	4.5	6,773	5.7
Ores, Slag and Ash	4,374	5,586	6,311	6,345	5.6	6,528	5.5
Mineral Fuels, Mineral Oils, Bituminous Substances and Mineral Waxes	3,538	2,785	4,062	6,748	6.0	6,176	5.2
Paper, Paperboard and Articles Made From These Materials	5,059	4,425	4,699	5,790	5.1	5,670	4.8
Pearls, Precious Stones or Metals, Coins and Jewellery	1,731	1,844	2,569	2,193	1.9	4,267	3.6
Wood and Articles of Wood (Incl. Wood Charcoal)	3,339	3,847	5,895	5,614	5.0	4,225	3.6
Plastics and Articles Thereof	3,027	3,050	3,608	4,071	3.6	3,857	3.3
Copper and Articles Thereof	2,748	2,632	3,771	3,596	3.2	3,808	3.2
Other goods(1)	35,252	33,542	36,637	41,314	36.4	41,715	35.2
Total	92,196	86,293	100,359	113,406	100.0	118,518	100.0

(1) The other goods category represents diverse products or product groups from a broad range of industrial and manufacturing sectors, such as electrical or electronic machinery and equipment, optical, medical, photographic, scientific and technical instrumentation and iron and steel.

Source: Institut de la statistique du Québec, customs basis.

TABLE.6
Quebec's International Imports of Goods

(dollar amounts in millions)
	2019	2020	2021	2022	% of Total 2022	2023	% of Total 2023
Motor Vehicles, Trailers, Bicycles, Motorcycles and Other Similar Vehicles	16,081	12,720	15,587	19,336	15.5	23,301	18.8
Nuclear Reactors, Boilers, Machinery and Mechanical Appliances	15,575	13,328	13,483	15,707	12.6	18,051	14.5
Mineral Fuels, Mineral Oils, Bituminous Substances and Mineral Waxes	12,493	5,661	8,738	14,696	11.8	11,333	9.1
Electrical or Electronic Machinery and Equipment	8,084	7,252	7,795	9,421	7.6	8,947	7.2
Aircrafts and Spacecrafts	5,348	3,943	3,847	4,021	3.2	4,906	4.0
Pharmaceutical Products	3,320	3,263	3,912	3,887	3.1	4,011	3.2
Pearls, Precious Stones or Metals, Coins and Jewellery	1,295	3,089	3,404	2,363	1.9	3,240	2.6
Optical, Medical, Photographic, Scientific and Technical Instrumentation	2,624	2,300	2,371	2,625	2.1	2,831	2.3
Inorganic Chemicals and Compounds of Precious Metals and Radioactive Elements	2,086	1,936	2,225	2,858	2.3	2,760	2.2
Plastics and Articles Thereof	2,672	2,507	3,022	3,436	2.8	2,691	2.2
Copper and Articles Thereof	1,118	1,220	1,886	2,351	1.9	2,151	1.7
Other goods(1)	33,666	31,745	36,369	43,903	35.2	39,954	32.2
Total	104,362	88,964	102,639	124,604	100.0	124,176	100.0

(1) The other goods category represents diverse products or product groups from a broad range of industrial and manufacturing sectors, such as beverages, spirits and vinegar, furniture and stuffed furnishings, rubber and articles thereof, woven clothing and articles of apparel and articles of iron or steel.

Source: Institut de la statistique du Québec, customs basis.

TABLE.7
Quebec's International Exports of Services

(dollar amounts in millions)
	2017	2018	2019	% of total 2019	2020	% of total 2020
Professional services	5,867	7,120	7,908	20.4	8,857	24.9
Transportation and related services	7,339	8,040	8,420	21.7	7,273	20.5
Wholesale and retail sales	8,191	8,291	7,117	18.3	6,805	19.2
Finance, Insurance and real estate	3,673	3,967	4,287	11.0	4,496	12.7
Administrative services	2,932	2,834	3,921	10.1	3,838	10.8
Information and cultural services	1,577	1,796	1,615	4.2	1,615	4.5
Health, education and public administration	897	1,059	1,356	3.5	1,543	4.3
Accommodation and food services	2,740	2,998	3,348	8.6	830	2.3
Arts, entertainment and recreation services	574	604	758	2.0	203	0.6
Other services	61	72	86	0.2	61	0.2
Total	33,851	36,782	38,816	100.0	35,521	100.0
Source: Statistics Canada, input-output tables.

TABLE.8
Quebec's International Imports of Services

(dollar amounts in millions)
	2017	2018	2019	% of total 2019	2020	% of total 2020
Finance, Insurance and real estate	5,561	5,898	5,662	21.7	6,298	26.7
Administrative services	3,331	3,694	4,702	18.0	4,771	20.2
Professional services	2,695	3,438	3,876	14.8	4,660	19.8
Information and cultural services	2,230	2,423	2,142	8.2	3,088	13.1
Transportation and related services	3,032	3,337	3,636	13.9	1,976	8.4
Accommodation and food services	4,148	4,111	3,794	14.5	1,266	5.4
Health, education and public administration	566	574	599	2.3	468	2.0
Arts, entertainment and recreation services	1,102	1,104	1,009	3.9	452	1.9
Wholesale and retail sales	286	322	396	1.5	327	1.4
Other services	224	273	309	1.2	258	1.1
Total	23,173	25,174	26,125	100.0	23,565	100.0
Source: Statistics Canada, input-output tables.

TABLE.9
Selected Trade Indicators for Québec

(dollar amounts in millions)
	2019	2020	2021	2022	2023
Exports of Goods and Services	214,554	199,306	226,689	254,954	268,836
Exports to other countries	131,973	121,272	139,287	157,627	168,627
Exports of goods to other countries	103,419	95,566	110,208	125,529	131,729
Exports of services to other countries	28,554	25,706	29,079	32,098	36,898
Exports to other provinces	82,581	78,034	87,402	97,327	100,209
Exports of goods to other provinces	42,406	41,312	45,975	50,238	49,897
Exports of services to other provinces	40,175	36,722	41,427	47,089	50,313
Ratio of Exports to Nominal GDP	46.7	44.2	45.0	46.7	47.5
Imports of Goods and Services	229,632	209,982	241,695	288,681	294,488
Imports from other countries	155,833	139,158	159,211	191,878	193,581
Imports of goods from other countries	130,273	115,852	134,279	161,541	160,126
Imports of services from other countries	25,560	23,306	24,932	30,337	33,455
Imports from other provinces	73,799	70,824	82,484	96,803	100,908
Imports of goods from other provinces	30,738	29,095	35,549	43,202	43,869
Imports of services from other provinces	43,061	41,729	46,935	53,601	57,039
Balance of Goods and Services	- 15,078	-10,676	-15,006	- 33,727	- 25,652
Balance with other countries	- 23,860	-17,886	- 19,924	- 34,251	- 24,953
Balance with other provinces	8,783	7,210	4,918	524	- 699
Sources: Institut de la statistique du Québec and Statistics Canada, balance of payments.

Free Trade Agreements

Canada is a member of the World Trade Organization ("WTO") and has also signed other trade agreements in order to promote commerce with economic partners. In 1989, the United States and Canada entered into a free trade agreement ("FTA"), which has led to the gradual elimination of tariffs on goods and services between the two countries and to the liberalization of trade in several sectors including energy. The FTA provides for a binding binational review of domestic determinations in anti-dumping and countervailing duty cases and for binational arbitration of disputes between Canada and the United States as to either's compliance with the FTA or with the rules of the WTO.

In 1994, the North American Free Trade Agreement ("NAFTA") between Canada, the United States and Mexico entered into force, which resulted, with a few exceptions, in the elimination of tariffs on goods between the three nations.

In October 2018, Canada, the United States and Mexico entered into an agreement-in-principle on a modernized trade agreement to replace NAFTA. The new agreement, called the Canada-United States-Mexico Agreement ("CUSMA"), maintains the tariff-free market access from the original NAFTA, and includes updates and new chapters to address modern-day trade challenges and opportunities. The CUSMA entered into force on July 1, 2020.

Canada is part of the WTO Government Procurement Agreement which provides Canadian suppliers access to U.S. federal contracts as well as some U.S. state government procurement. Quebec has committed to offer suppliers from signatory countries access to certain of its government procurement markets.

Canada has effective free trade agreements with multiple Latin American countries (Chile, Colombia, Costa Rica, Honduras, Panama and Peru), the European Union ("CETA"), the member states of the European Free Trade Association (Norway, Switzerland, Iceland and Liechtenstein), Ukraine, Israel, Jordan and South Korea. Following the withdrawal of the United Kingdom (UK) from the European Union, the Canada-United Kingdom Trade Continuity Agreement entered into force on April 1, 2021, preserving preferential market access for both Canadian and UK businesses. On March 24, 2022, Canada and the UK formally announced the launch of negotiations for a comprehensive and permanent bilateral free trade agreement.

In March 2018, Canada signed the Comprehensive and Progressive Agreement for Trans-Pacific Partnership ("CPTPP"). Canada was joined in signing the CPTPP by Australia, Brunei, Chile, Japan, Malaysia, Mexico, New Zealand, Peru, Singapore, and Vietnam. The CPTPP is currently in force for these countries. The CPTPP parties signed an Accession Protocol with the UK in July of 2023. The CPTPP will enter into force for the UK once all CPTPP members and UK complete their respective internal ratification processes.

Canada also has ongoing free trade negotiations with India, the Pacific Alliance (Chile, Colombia, Mexico and Peru), Mercosur (Argentina, Brazil, Paraguay and Uruguay), Indonesia and the ASEAN.

In addition to FTAs, Canada is party to nearly 40 bilateral foreign investment promotion and protection agreements, notably with China, Poland, Argentina and Hong Kong (China).

Softwood Lumber Dispute For many years, U.S. forest products interests including lumber producers and various labor unions have pursued allegations that softwood lumber imports from Canada were subsidized by the federal and provincial governments. In 2006, the U.S. and Canada entered into the Softwood Lumber Agreement ("SLA").

In accordance with Article XVIII of the SLA, the United States undertook not to initiate trade actions under its domestic legislation in respect of Canadian softwood lumber for a period of 12 months following the expiration of the SLA. This "stand-still" period expired in October 2016.

In July 2023, following its fourth administrative review of the lumber investigation, the U.S. Department of Commerce ("DOC") announced revised rates of duties. Consequently, since July 2023, the average Canadian combined rate is 8.05% (1.79% countervailing duties and 6.26% antidumping duties). The same rate is applied for Resolute Forest Products.

On February 1st, 2024, the DOC published the preliminary results of the fifth administrative review. The average Canadian preliminary rate is 13.86% (6.71% countervailing duties and 7.15% antidumping duties). The same rate is expected to be applied for Resolute Forest Products. These preliminary rates are not currently applied but are an indication of the rates likely to be announced by the DOC in the final determination of the fifth administrative review which is expected later in 2024. The sixth administrative review was officially launched on March 13, 2024.

Canada is contesting the imposition of duties by the U.S. under chapter 19 of NAFTA, under chapter 10 of CUSMA and under the dispute resolution process of the WTO. Quebec supports the efforts of the Canadian federal government in finding a negotiated solution to the Softwood Lumber Dispute, through the conclusion of a new Softwood Lumber Agreement.

Duties applied on aluminum and steel exports In March 2018, following a DOC investigation into the impact of aluminum and steel imports on U.S. national security, the U.S. announced tariffs of 10% on aluminum and 25% on steel imported into the U.S. from all sources. After negotiations between the two countries, Canada is exempted since May 2019 with regard to steel and since September 2020 with regard to aluminum. The exemptions remain in place.

GOVERNMENT FINANCES

Financial Administration

The Minister of Finance is responsible for the general administration of Government finances. The Financial Administration Act and the Balanced Budget Act govern the management of public funds in Québec and the Public Administration Act governs the management of the Government's financial, human, physical and informational resources.

The Minister of Finance also manages the Generations Fund, which was established in June 2006 pursuant to the Act to reduce the debt and establish the Generations Fund in order to reduce the Government's debt burden.

The Government adopts Orders in Council that authorize the Minister of Finance to conclude financial contracts, including those pertaining to the Government's borrowings. The Conseil du trésor adopts the accounting policies that the Minister of Finance develops and proposes.

Government accounts are maintained according to the accrual accounting method in accordance with CPA Canada's Public Sector Accounting Standards. The Government's fiscal year ends on March 31. The Auditor General of Québec is responsible for auditing the Government's consolidated financial statements and reporting each year on them to the National Assembly. Quebec's Consolidated Revenue Fund consists of all money received or collected from any source over which the Parliament has the power of appropriation. Appropriations from the Consolidated Revenue Fund and the consolidated budget are published at the beginning of each fiscal year.

The Government reports on a fully consolidated basis. The Government's consolidated financial statements include the financial operations of the National Assembly, the persons that it designates, Government departments and all bodies, funds and enterprises under the Government's control.

The consolidated transactions are broken down into "budgetary," "non-budgetary" and "financing" transactions.

- Budgetary transactions include:

- revenues comprising taxes, fees, permits, the net results of Government enterprises, federal government transfers and miscellaneous sources; and

- all expenditures including transfer expenditures, remuneration and debt service.

- Non-budgetary transactions include changes in the investments, loans and advances granted by the Government, mainly to its own enterprises, changes in the Government's net capital investments, changes in the liabilities of retirement plans, changes in other accounts and deposits of dedicated revenues in the Generations Fund.

- Financing transactions include changes in the cash balance, changes in net borrowings, changes in the Retirement Plans Sinking Fund and funds intended for other employee future benefits and changes in the Generations Fund.

The Balanced Budget Act was passed by the Parliament of Québec in 1996 and modernized in December 2023. The purpose of the Act is to balance the Government's budget.

The Balanced Budget Act specifies the calculation of the budgetary balance and sets out the applicable rules in the case of an actual or anticipated budgetary deficit.

The Act allows for an estimated budgetary deficit only in certain circumstances and, in such cases, specifies that a report explaining these circumstances must be produced and distributed. These circumstances are as follows:

- a disaster having a major impact on revenue or expenditure;

- a significant deterioration of economic conditions;

- a change in federal programs of transfer payments to the provinces that would substantially reduce transfer payments to the government.

The Act also provides for the presentation of a plan to restore fiscal balance when the budgetary deficit for a given fiscal year is greater than the revenues recorded in the Generations Fund for that year, and it specifies the cases in which such a plan may be replaced.

The plan must present decreasing deficits over a maximum period of five years and anticipate, for the fiscal year preceding the return to a balanced budget, a deficit of 25% or less of the budget deficit referred to in the previous paragraph.

Consolidated Financial Transactions

The following table summarizes the Government's consolidated financial transactions for the three fiscal years ended March 31, 2023, the preliminary data for Fiscal 2024 and budget forecasts for Fiscal 2025, presented in Budget 2024-2025.

TABLE.10
Consolidated Financial Transactions

Year ending March 31(1)

(dollar amounts in millions)
	2021	2022	2023	Preliminary Results 2024	(2)	Forecast 2025
Budgetary transactions
Own-source revenue	91,895	109,647	115,562	115,486		120,904
Federal transfers	30,716	29,184	28,737	31,290		29,397
Total consolidated revenue	122,611	138,831	144,299	146,776		150,301
Expenditure	−119,331	−127,573	−137,243	−141,347		−147,815
Debt service	−7,689	−8,640	−10,058	−9,650		−9,762
Total consolidated expenditure	−127,020	−136,213	−147,301	−150,997		−157,577
Contingency reserve	—	—	—	—		−1,500
Deposits of dedicated revenues in the Generations Fund(3)	−3,313	−3,617	−3,082	−2,081		−2,222
Accounting changes	−3,038	227	—	—		—
Budgetary balance within the meaning of the Balanced Budget Act	−10,760	−772	−6,084	−6,302		−10,998
Excluding deposits of dedicated revenues in the Generations Fund	3,313	3,617	3,082	2,081		2,222
Excluding accounting changes	3,038	−227	—	—		—
Surplus (deficit) from operations	−4,409	2,618	−3,002	−4,221		−8,776
Non-budgetary transactions
Investments, loans and advances	−4,760	−5,727	1,193	−1,145		−4,689
Net capital investments	−3,931	−4,825	−6,551	−8,536		−8,208
Retirement plans and other employee future benefits	−2,621	−2,977	−2,950	−3,400		−3,187
Other accounts(4)	1,303	5,539	3,260	4,616		−1,390
Deposits of dedicated revenues in the Generations Fund	−3,313	−3,617	−3,082	−2,081		−2,222
Non-budgetary transactions	−13,322	−11,607	−8,130	−10,546		−19,696
Net financial requirements	−17,731	−8,989	−11,132	−14,767		−28,472

Financing transactions
Change in cash and cash equivalents(5)	927	1,828	−14	1,938		—
Net borrowings(6)	16,531	7,095	10,868	10,169		21,572
Withdrawals from (Deposits in) the Retirement Plans Sinking Fund(7) specific pension funds(8)	273	66	278	160		2,500
Withdrawals from the Generations Fund for the repayment of debts	—	—	—	2,500		4,400
TOTAL FINANCING TRANSACTIONS	17,731	8,989	11,132	14,767		28,472

(1) Fiscal 2021 through 2024 data have been reclassified to be on the same budgetary structure as Fiscal 2025, as in Budget 2024-2025.

(2) The Preliminary Results 2024 are based on financial information presented as at March 31, 2024 in the Budget 2024-2025, which was released on March 12, 2024. These preliminary results are subject to change.

(3) The Generations Fund was created in June 2006 by the adoption of the Act to reduce the debt and establish the Generations Fund and is a separate entity from the General Fund. This Act establishes the fund as a permanent tool for reducing the debt burden. In addition, it stipulates that the sums accumulated in the Generations Fund are dedicated exclusively to repaying the debt. As of Fiscal 2024, the Government has reviewed the share of revenues dedicated to the payments into the Generations Fund. To that end, amendments to the Act have been made in December 2023.

(4) Includes year-to-year changes in accounts payable and receivable, cash on hand and outstanding bank deposits and checks.

(5) A positive number indicates a net decrease in cash.

(6) Represents mainly new borrowings of $38,774 million, $24,549 million, $28,791 million, $21,460 million and $36,476 million for each of Fiscal 2021 through 2025, respectively, less repayment of borrowings.

(7) This sinking fund receives amounts to be used to cover retirement benefits payable by the Government under the public and parapublic sector retirement plans. The investment income of this fund is reinvested in it and applied against the interest on the actuarial obligation (see "Consolidated Non-Budgetary Transactions Relating to Retirement Plans").

(8) These funds receive amounts used to cover employee's future benefits (accumulated sick leave and survivor's pension) payable to Government's employees. Figures include withdrawals of $165 million in Fiscal 2021, $170 million in Fiscal 2022, $155 million in Fiscal 2023 and $160 million in Fiscal 2024 from the Accumulated Sick Leave Fund.

2023-2024 Preliminary results

The preliminary data for Fiscal 2024 indicates a budgetary deficit of $6.3 billion, compared to budgetary deficit of $4.0 billion forecast in March 2023. This represents an increase  of $2.3 billion compared to the budgetary balance forecast in March 2023.

Consolidated revenue for Fiscal 2024 is now expected to be $955 million lower than forecast in March 2023. Own-source revenue excluding revenue from government enterprises is adjusted downward by $893 million due to stagnant economic activity. The $1,610 million downward adjustment in revenue from Government enterprises is explained primarily by the decrease in the results of Hydro-Québec. This decrease of Hydro-Québec's results is mainly attributable to the decrease in the volume of exports caused by low runoff in the regions where its main reservoirs are located. The $1.5 billion increase in federal transfers is mainly due to a decrease in the value of the special Québec abatement, which is deducted from federal transfers, the pace of completion of federally funded infrastructure projects, as well as the Housing Accelerator Fund agreement.

For fiscal 2024, consolidated expenditure amount to $151.0 billion, which represents an upward adjustment of $3.1 billion compared to the March 2023 forecasts, primarily due to an increase in portfolio expenditures of $3.0 billion and a $0.2-billion increase in debt service. The increase in portfolio expenditures results from adjustment to the pace of realization of local infrastructure projects, the update to the social housing construction plan and new initiatives announced since March 2023, notably to sustain the climate transition and communities. Debt service is expected to be higher due to rapidly rising interest rates.

TABLE.11
Summary of revisions for fiscal year 2024 since Budget 2023-2024

(dollar amounts in millions)
	Budget 2023-2024	Revisions	Budget 2024-2025
Own-source revenue
Own-source revenue excluding government enterprises	111,182	−893	110,289
Government enterprises	6,807	−1,610	5,197
Total own-source revenue	117,989	−2,503	115,486
Federal transfers	29,742	1,548	31,290
Total consolidated revenue	147,731	−955	146,776
Expenditure	−138,392	−2,955	−141,347
Debt service	−9,464	−186	−9,650
Total consolidated expenditure	−147,856	−3,141	−150,997
Contingency reserve	−1,500	1,500	—
Surplus (deficit) from operations	−1,625	−2,596	−4,221
Deposits of dedicated revenues in the Generations Fund	−2,373	292	−2,081
Budgetary balance(1)	−3,998	−2,304	−6,302
(1) Budgetary balance within the meaning of the Balanced Budget Act.

2024-2025 Forecast − Budget 2024-2025

In Budget 2024-2025, the Government projected a budgetary deficit of $8.8 billion for Fiscal 2025. Total consolidated revenue is forecast at $150.3 billion, a 2.4% increase over Fiscal 2024. Excluding revenue from Government enterprises, own-source revenue is forecast at $115.5 billion, a 4.7% increase in relation to Fiscal 2024. This expected growth reflects primarily the anticipated change in economic activity, and the impact of measures implemented in recent years which affect revenues. Revenue from Government enterprises is estimated at $5.4 billion, a 4.3% increase that is mainly explained by the increase in the expected results of other Government enterprises in particular Investissement Québec. Own-source revenue accounts for nearly 80% of total revenue. The federal transfer revenues are expected to decrease by 6.0% in Fiscal 2025 due, among other things, to a decline in equalization transfers resulting from changes made by the federal government to the program in its 2023 budget.

Consolidated expenditures are expected to total $157.6 billion for Fiscal 2025, 4.4% higher than preliminary data for Fiscal 2024. The expenditures-to-GDP ratio is forecast to stand at 26.7% in Fiscal 2025. Expenditures excluding debt service are expected to increase by 4.6%, to $147.8 billion. Expected growth in spending stems primarily from an increase in spending for the Santé et Services sociaux, Éducation and Enseignement supérieur portfolio. Debt service is forecast to increase by 1.2% to $9.8 billion owing to the significant increase in debt service in 2022-2023 due to the rapid increase in interest rates in 2022-2023, which results, in particular, in losses on the disposal of assets in the management of the investment activities of the Sinking Fund for Government Borrowing. The non-recurrence of these losses explains the decrease in debt service in 2023-2024.

A contingency reserve of $1.5 billion is included in the financial framework due to the uncertainty affecting the economic context and to offset the effects of a sharper-than-expected economic slowdown, should one occur.

According to the Balanced Budget Act modernized in December 2023, the Government can forecast budget deficits for the 2024-2025 budget. However, the Minister of Finance must present, in the 2025-2026 budget, a plan to return to budget balance with the following characteristics:

- a maximum period of five years, for a return to a balanced budget by 2029-2030;

- shrinking deficits over the period covered by the financial framework;

- a maximum deficit of $1.5 billion in 2028-2029, corresponding to 25% of the $6.1 billion budget deficit recorded in Public Accounts 2022-2023.

Accounting Standard

The Government and all Canadian provinces and territories applied new accounting standards as of April 1, 2022 regarding asset retirement obligations and financial instruments.

For Québec, the asset retirement obligations mainly concern the removal of asbestos from buildings. The application of this standard had the impact of increasing the accumulated deficit by 3.8 billion dollars and the net debt by $4.6 billion as of April 1, 2022. As of March 31, 2023, the liabilities are $4.4 billion dollars.

The application of the financial instruments standards has led to changes in recognition and presentation of all types of financial instruments such as investments, debts and financial derivatives. A new financial statement is now presented, namely the consolidated statement of remeasurement gains and losses. Unrealized gains and losses attributable to financial instruments recognized at fair value and due to changes in foreign exchange rates are recognized in this statement. As of March 31, 2023, the accumulated remeasurement gains are 2.6 billion and include net remeasurement losses of 3.9 billion arising from financial instruments.

On December 11, 2023, the Auditor General of Québec issued her opinion on the government's financial statements as at March 31, 2023. The Auditor General concluded that the 2022-2023 consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Government as at March 31, 2023, and its consolidated results of operations, its consolidated remeasurement gains and losses, its consolidated changes in net debt and its consolidated cash flow for the year then ended in accordance with Canadian public sector accounting standards and government accounting policies.

No significant audit issues were encountered with the auditor. Furthermore, under a new requirement of the Canadian audit standards, the Auditor General of Québec has included, since 2022-2023, in its auditor's report on the government's consolidated financial statements, a section named key audit matters in which the most significant matters during the audit are presented. In its latest report, the four key audit matters relate to asset retirement obligations, obligations relating to accrued benefits under the pension plans, personal income tax and financial instruments.

Economic Assumptions

The Québec, economy stagnated in 2023 (0.0%), and real GDP growth will remain modest in 2024 (+0.6%). Economic conditions are expected to improve in the second half of 2024 due to a projected gradual decline in interest rate. The projections in Budget 2024-2025 reflect the following assumptions regarding the economy of Québec for 2024.

TABLE.12
Economic Assumptions included in Budget 2024-2025

(in percentage)
Percentage Change over 2023
GDP
At current market prices	4.0
In chained 2012 dollars	0.6
Household income	5.2
Business non-residential capital expenditures (2012 prices)	2.4
International exports (2012 prices)	2.7
Household Consumption (2012 prices)	0.8
Labor force	1.7
Employment	1.0
Average Rate
Unemployment rate	5.2

Note: Economic assumptions, such as those included in the table above and in all amendments to this report, are developed by Québec and are a necessary part of the budget process. Actual results may differ materially from these assumptions.

Source: Ministère des Finances du Québec.

Consolidated Revenue

The following table shows consolidated revenue, in particular own-source revenue and federal transfers by source.

TABLE.13

Consolidated Revenue
Year ending March 31(1)

(dollar amounts in millions)
	2021	2022	2023	Preliminary Results 2024	(2)	Forecast 2025	% of total 2025
Income and property taxes
Personal income tax	34,998	40,924	42,251	42,389		44,952	29.9%
Contributions for health services	6,398	7,402	7,914	8,298		8,670	5.8%
Corporate taxes	8,951	12,926	13,243	11,399		12,116	8.1%
School property tax	1,156	1,076	1,113	1,137		1,310	0.9%
	51,503	62,328	64,521	63,223		67,048	44.6%
Consumption taxes
Retail sales	17,794	20,894	22,911	23,349		24,149	16.1%
Fuel	1,916	2,090	2,157	2,121		2,120	1.4%
Tobacco	971	893	817	937		991	0.7%
Alcoholic beverages	619	638	635	628		637	0.4%
Cannabis	77	82	77	83		94	0.1%
	21,377	24,597	26,597	27,118		27,991	18.6%
Revenue from government enterprises(3)
Hydro-Québec	1,776	3,059	3,665	2,000		2,045	1.4%
Loto-Québec	433	1,118	1,597	1,507		1,514	1.0%
Société des alcools du Québec	1,219	1,349	1,427	1,430		1,437	1.0%
Other	1,063	434	-69	260		422	0.3%
	4,491	5,960	6,620	5,197		5,418	3.6%

Duties and permits	4,613	6,057	5,741	5,832		5,940	4.0%
Miscellaneous revenue(4)	9,911	10,705	12,083	14,116		14,507	9.7%
Total own source revenue	91,895	109,647	115,562	115,486		120,904	80.4%

Federal transfers
Equalization	13,253	13,119	13,666	14,037		13,316	8.9%
Health transfers	6,800	8,203	7,082	8,778		8,554	5.7%
Transfers for post-secondary education and other social programs	1,590	1,529	1,294	1,451		1,351	0.9%
Other programs	9,073	6,333	6,695	7,024		6,176	4.1%
Total federal transfers	30,716	29,184	28,737	31,290		29,397	19.6%
TOTAL CONSOLIDATED REVENUE	122,611	138,831	144,299	146,776		150,301	100.0%

(1) Fiscal 2021 through 2024 data have been reclassified to be on the same budgetary structure as Fiscal 2025, as in Budget 2024-2025.

(2) The Preliminary Results 2024 are based on financial information presented as at March 31, 2024 in Budget 2024-2025, which was released on March 12, 2024. These preliminary results are subject to change.

(3) Includes the dividends declared and the changes in surpluses or deficits accumulated by Government enterprises, which are consolidated with a corresponding revaluation of the investment held by the Government. The declared dividends were $3,446 million, $5,216 million and $6,537 for each of Fiscal 2021 through 2023, respectively, and are expected to be $5,472 million for Fiscal 2024 and $ 4,812 million for Fiscal 2025.

(4) Miscellaneous revenue include, in particular, revenue from the sales of goods and services, user contributions, interest related to the main tax legislation, fines, forfeitures and recoveries and investment income from the Generations Fund.

Taxes. The Government and the Government of Canada share the power to levy personal income tax in Québec. The Government levies and collects personal income tax at rates ranging from 14% to 25.75%, in four tax brackets. In the budget 2023-2024, the Government announced a 1-percentage-point decrease in the two bottom tax rates as of taxation year 2023, namely a decrease from 15% to 14% for the first tax rate and a decrease from 20% to 19% for the second tax rate. This tax reduction is funded by a more moderate growth in deposits in the Generations Fund and is not expected to reduce the Government's financial capacity to support its various missions.

To take into account specific needs of some individuals, like vulnerable people and seniors, or to improve work incentives, the Québec tax system includes various fiscal measure that can reduce income tax or increase the disposable income of an individual.

For example, to make the work effort more attractive, the Government has implemented the refundable work premium tax credit, the fiscal shield, the refundable tax credit for childcare expenses and the tax credit for career extension.

In addition to the personal income tax reduction, the Government has implemented several initiatives since fall 2021 to help Quebecers with low or average incomes to cope with the rising cost of living. On November 9, 2023, the Government announced a new one-time cost of living support payment of up to $600 per adult earning $104,000 or less, on top of the one-time cost of living support payment of up to $500 per adult earning $105,000 or less announced in the budget 2022-2023. In the Update on Québec's Economic and Financial Situation of fall 2021, the Government announced the payment of an extraordinary cost of living allowance for beneficiaries of the refundable solidarity tax credit during the payment period from July 2021 to June 2022. The allowance was $400 for couples and $275 for people living alone and was paid in January 2022.

Also, in the Update on Québec's Economic and Financial Situation of fall 2022, the senior assistance amount, for seniors aged 70 or older, has been increased from $411 to $2 000 in 2022, which represents additional help for more than 1.1 million seniors. The Government previously increased the senior assistance amount in 2021, from $209 to $400, in the Update on Québec's Economic and Financial Situation of fall 2021. Moreover, in the Update on Québec's Economic and Financial Situation of fall 2021, the refundable tax credit for childcare expenses have been greatly enhanced to quickly reduce financial pressure on families facing high costs in non-subsidized childcare services.

In Québec, businesses are subject to taxes on profits and on total payroll. The tax rate applied to corporate profits is set at 11.5% since January 1, 2020. Small and medium-sized enterprises ("SMEs") benefit from a special tax rate of 3.2% since March 26, 2021, that applies to the first $500,000 of income of an eligible enterprise.

The Québec system of taxation of corporate profits makes provision for incentives for scientific research and experimental development such as the 30% tax credit granted on the remuneration paid by SMEs in conjunction with such activities (14% for large enterprises). To encourage the competitiveness of Québec businesses while fostering the promotion of their innovations, the incentive deduction for the commercialization of innovation ("IDCI") in effect since January 1, 2021 allows income from the commercialization of intellectual properties to be taxed at an effective rate of 2.0%, a reduction of 9.5 percentage points compared to the general rate.

In addition, the Québec system of taxation provides measures seeking to promote investment and enhance productivity, such as the simplified investment tax assistance plan that facilitates business investment projects with two complementary tax measures: the renewed investment and innovation tax credit ("C3i") and the new tax holiday for large investment projects. Introduced in the Update on Québec's Economic and Financial Situation of fall 2023, the renewed C3i is fully refundable and benefits businesses in all sectors of activity for their acquisitions made before January 1, 2030 relating to manufacturing or processing equipment, computer hardware and management software packages. The new tax holiday for large investment projects was introduced in Budget 2023-2024 and allows eligible businesses to receive a tax holiday on their income and on their contribution to the Health Services Fund ("HSF") for investment projects of $100 million or more in a large number of activity sectors. With the new tax holiday for large investment projects and the renewed C3i, the government consolidates tax assistance for investments by concentrating it in two complementary measures with harmonized rates, thereby reducing the complexity of the tax system. The tax assistance corresponds to 15% of eligible investments made in the Montréal and Québec City metropolitan communities, 25% in territories with low economic vitality and 20% in other territories or regions.

A tax on the total payroll is applied to fund the HSF. The tax rate is 1.65% for corporations with total payrolls of $1 million or less. For SMEs in the primary and manufacturing sectors, the tax rate is 1.25%. The rate rises proportionally for corporations with total payrolls between $1 million and $7.5 million, to 4.26% for corporations with total payrolls of $7.5 million or more. The payroll threshold giving entitlement to the reduced HSF contribution rate for SMEs is adjusted annually since 2023 based on growth in wages. The school service centres and English-language school boards levy the school property tax, which must be devoted to the provision of educational services. There is a basic exemption on the first $25,000 of the value on the property assessment roll, taxable under school property tax. Since July 2020, school property tax rates have been standardized to a single tax rate across Québec, with that single rate being based on the lowest effective rate in 2018-2019. For subsequent years, the single tax rate will be set by Government and cannot exceed more than $0.35 per $100 of standardized property assessment, and the total revenue cannot exceed a maximum amount that the Government determines each year. Since July 2018, the modifications to the school tax system have reduced significantly the school property tax for all taxpayers.

The Québec sales tax ("QST") is a multi-stage value-added tax that applies uniformly to each stage in the production and marketing of goods and services. A mechanism makes provision for the refund of taxes paid on inputs during different stages of production to eliminate multiple taxation. The rate of the QST is currently set at 9.975%.

Under the terms of the March 2012 Canada-Quebec Comprehensive Integrated Tax Coordination Agreement, since January 1, 2018, Québec has been gradually allowing large businesses to obtain a tax refund on inputs on a number of goods and services that are subject to restrictions. A full tax refund is available for large businesses since January 1, 2021.

Federal Transfers. Federal transfer revenues consist of revenues from the federal government paid to Québec pursuant to the Federal-Provincial Fiscal Arrangements Act, and revenue from other programs under bilateral agreements. They include mainly equalization and revenue from the Canada Health Transfer CHT and the Canada Social Transfer ("CST"). The equalization envelope grows in pace with Canada's nominal GDP. Provinces whose capacity to generate revenue (fiscal capacity), in dollars per capita, is below the average of the ten provinces receive equalization payments. They therefore have, after equalization, a fiscal capacity equivalent to the average of the ten provinces to provide public services.

The federal government contributes to provincial spending on health, post-secondary education and other social sectors mainly through the CHT and the CST. The CHT is indexed to Canada's nominal GDP growth, subject to a floor of 5% per year until Fiscal 2028 and 3% per year thereafter. The CST increases by 3% per year.

On February 7, 2023, the federal government announced additional amounts for health care funding. Québec's share is estimated at $5.5 billion over six years, from Fiscal 2024 to Fiscal 2029. These amounts are built into the financial framework.

Other federal transfers generally represent cost-sharing agreements for different provincial programs that relate, among other things, to the labor market, immigration, childcare and education.

Consolidated Expenditure

The following table presents the consolidated expenditure by portfolio and debt service.

TABLE.14
Consolidated expenditure by portfolio
Year ending March 31(1)

(dollar amounts in millions)
	2021	2022	2023	Preliminary Result 2024	(2)	Forecast 2025	% of Total 2025
Santé et Services sociaux	53,713	56,667	59,406	59,428		61,909	39.3%
Éducation	16,539	17,405	19,500	20,452		22,364	14.2%
Enseignement supérieur	8,336	8,747	9,655	10,684		11,060	7.0%
Famille	6,794	7,277	7,835	8,723		8,498	5.4%
Transports et Mobilité durable	6,467	7,017	6,451	6,141		6,603	4.2%
Emploi et Solidarité sociale	4,778	8,389	8,983	5,742		5,615	3.6%
Affaires municipales et Habitation	3,919	3,542	4,928	5,323		5,064	3.2%
Économie, Innovation et Énergie	3,458	3,064	3,206	4,166		3,983	2.5%
Environnement, Lutte contre les changements climatiques, Faune et Parcs	1,203	1,727	1,673	2,219		2,092	1.3%
Other portfolios	14,124	13,738	15,606	18,469		21,227	13.5%
Reallocation of expenditures during the year	—	—	—	—		− 600	-0.4%
Expenditure	119,331	127,573	137,243	141,347		147,815	93.8%
Debt service:
Direct debt service	6,804	8,070	9,670	9,516		9,843	6.2%
Interest ascribed to the retirement plans and employee future benefits	885	570	388	134		−81	-0.1%
Total debt service	7,689	8,640	10,058	9,650		9,762	6.2%
TOTAL CONSOLIDATED EXPENDITURE	127,020	136,213	147,301	150,997		157,577	100.0%

Notes: Consolidation adjustments, resulting mainly from the elimination of reciprocal transactions between entities in different portfolios, are distributed between each portfolio.

(1) Fiscal 2021 through 2024 data have been reclassified to be on the same budgetary structure as Fiscal 2024, as in Budget 2023-2024.

(2) The Preliminary Results 2023 are based on financial information presented as at March 31, 2025 in Budget 2024-2025, which was released on March 12, 2024. These preliminary results are subject to change.

Santé et Services sociaux (health and social services)

Expenditures of the Santé et Services sociaux portfolio consist primarily of the activities of the bodies in the health and social services network and programs administered by the Régie de l'assurance maladie du Québec. This portfolio also includes the expenditures of other health-related government bodies, such as Héma-Québec.

Expenditures are expected to total $61.9 billion in Fiscal 2025. The expected rise in expenditures compared to Fiscal 2024 reflects the anticipated increase in costs tied to the delivery of health care services, as well as government priorities in health and social services.

Éducation (education)

Expenditures of the Éducation portfolio are primarily devoted to the activities of preschool, primary and secondary education institutions. This portfolio also includes programs to promote recreation and sports, and to manage national parks.

Expenditures are expected to total $22.4 billion in Fiscal 2025. The expected rise in expenditures compared to Fiscal 2024 reflects the funding of Budget 2024-2025 initiatives and the anticipated increase in costs tied to the delivery of services in the education sector. This growth is combined with unrealized remuneration expenditures due to the strike by school staff in 2023-2024.

Enseignement supérieur (higher education)

Expenditures of the Enseignement supérieur (higher education) portfolio are mainly devoted to the activities of educational institutions at the college or university level. This portfolio also includes student financial assistance.

Expenditures are expected to total $11.1 billion in Fiscal 2025. The expected rise in expenditures compared to Fiscal 2024 reflects the anticipated increase in costs tied to the delivery of services in the higher education sector.

Famille (family)

Expenditures in the Famille portfolio primarily include funding for educational childcare services and financial assistance for families.

Expenditures are expected to total $8.5 billion in Fiscal 2025. The expected decrease in expenditures compared to Fiscal 2024 is due to the advance payments in Fiscal 2024 for the funding of subsidized educational childcare services.

Transports et Mobilité durable (transport and sustainable mobility)

Expenditures in the Transports et Mobilité durable portfolio primarily include the construction, maintenance and operation of road infrastructure as well as the funding of public transit services. Expenditures also include the management of the government's rolling stock, air fleet and ferry services.

Expenditures are expected to total $6.6 billion in Fiscal 2025. The expected rise in expenditures compared to Fiscal 2024 a one-time support to municipalities for maintaining and improving the local road network, as well as to higher winter maintenance costs.

Emploi et Solidarité sociale (employment and social solidarity)

Expenditures in the Emploi et Solidarité sociale portfolio mainly include financial assistance programs for individuals, including last-resort financial assistance, and employment assistance programs. They also include the activities of Services Québec, the Registrar of Civil Status and the Registraire des entreprises, as well as the administration of the Québec Parental Insurance Plan.

Expenditures are expected to total $5.6 billion in Fiscal 2025. The expected decrease in expenditures compared to Fiscal 2024 is mainly due to the end of increases by the federal government tied to enhanced business assistance programs financed by the Labour Market Development Fund.

Affaires municipales et Habitation (municipal affairs and housing)

Expenditures in the Affaires municipales et Habitation portfolio mainly include financial support for municipalities, particularly for infrastructure, social housing and compensation in lieu of taxes, as well as regional and metropolitan development measures.

Expenditures are expected to total $5.1 billion in Fiscal 2025. The expected decrease in expenditures compared to Fiscal 2024 is mainly due to the acceleration in infrastructure investments in 2023-2024, tied, in particular, to the Rapid Housing Initiative, as well as to higher expenditures in 2023-2024 by the Regions and Rurality Fund.

Économie, Innovation et Énergie (economy, innovation and energy)

Expenditures in the Économie, Innovation et Énergie portfolio are mainly allocated to funding economic development projects and support for research, innovation and development of energy resources.

Expenditures are expected to total $4.0 billion in Fiscal 2025. The expected decrease in expenditures compared to Fiscal 2024 is due, in particular, to the optimization of certain business support programs.

Environnement, Lutte contre les changements climatiques, Faune et Parcs (environment, the fight against climate change, wildlife and parks)

Expenditures in the Environnement, Lutte contre les changements climatiques, Faune et Parcs portfolio are primarily directed at funding measures to combat climate change, protect the environment and preserve biodiversity. These expenditures also include the operation of public dams, land management of the state's water domain and conservation of wildlife resources and habitats.

Expenditures are expected to total $2.1 billion in Fiscal 2025. The expected decrease in expenditures compared to Fiscal 2024 is due to the granting of sums through the Land Transportation Network Fund. The expenditure is therefore attributable to the Transports et Mobilité durable portfolio. In addition, the downward change in expenditures is due to the non-recurrence of certain measures under the 2030 Plan for a Green Economy.

Other portfolios

Expenditures in the other portfolios include expenditures in all other portfolios, which include, in particular, programs in the culture, immigration, tourism and natural resources sectors, as well as the activities of the judicial system, public security, international relations, the legislative branch and central agencies.

Expenditures are expected to total $21.2 billion in Fiscal 2025. The expected rise in expenditures compared to Fiscal 2024 is mainly due to the effect of the Contingency Fund, which includes the budgeting of ongoing negotiations.

Debt service

Total Debt service is expected to increase by 1.2% in Fiscal 2025 compared with Fiscal 2024 owing, in particular, to the refinancing of maturing debt at higher interest rates and the rise of the total debt level.

Government Employees and Collective Unions

In its Budget 2024-2025, published on March 12, 2024, the Government planned to spend $60.2 billion for the remuneration of its employees, including health and educational workers.

The collective agreements for over 600 000 employees in the public and parapublic sectors (public service, school service centres, school boards, colleges and the health and social services network) expired on March 31, 2023.

Agreements in principle were reached with multiple groups in the health and social services, education and higher education sectors. They will deliver significant advances in work organization and improvements in service quality, in particular via:

-the recognition of the seniority of the independent labour pool in the health care sector;

-the possibility of agreeing to non-standard work schedules (e.g. 12-hour shifts) individually with their manager;

-finalizing the class assignment process by August 8, which will enable better school planning and stability in class organization;

-the implementation of self-managed schedules in health care;

-a support staff status review to create greater school team stability;

-an adjustment to bonuses in health care to encourage and recognize staff who work evenings, nights or weekends;

-measures to encourage full-time work;

-a measure to encourage voluntary transfers to avoid service disruptions.

These agreements are also expected to make jobs more attractive, while recognizing the expertise and skills of employees, in particular via wage parameters of 17.4% for 2023-2024 to 2027-2028.

Wage parameters by year

(Percentage change)

2023-2024	2024-2025	2025-2026	2026-2027	2027-2028	Total
6.0%	2.8%	2.6%	2.5%	3.5%	17.4%

Remuneration spending is adjusted significantly for the period covered by the financial framework. As part of the renewal of the 2023-2028 collective agreements, the Government is making investments to offer attractive wage parameters and improve working conditions for government employees in return for greater flexibility in the organization of work. The objective is to improve the accessibility and quality of services and become an employer of choice.

Although negotiations are still underway with certain groups, the financial framework includes an annual adjustment of over $3 billion to portfolio expenditures since the Update on Québec's Economic and Financial Situation − Fall 2023, essentially to reflect the agreements reached and the negotiations to come. However, the actual long-term financial impact will depend on the agreements reached and advances in work organization for the Government.

Consolidated Non-Budgetary Transactions

The following table shows the distribution of consolidated non-budgetary transactions.

TABLE.15
Non-Budgetary Transactions(1)
Year ending March 31(2)

(dollar amounts in millions)
	2021	2022	2023	Preliminary Results 2024	(3)	Forecast 2025
Investments, loans and advances
Government enterprises
Shares and investments	−30	− 35	− 163	—		− 400
Change in the equity value of investments(4)	−1,129	−767	−256	275		−606
Loans and advances	−580	−498	−742	−382		46
Total Government enterprises	−1,739	−1,300	−1,161	−107		−960
Individuals, corporations and others	−3,021	−4,427	2,354	−1,038		−3,729
Total investments, loans and advances	−4,760	−5,727	1,193	−1,145		−4,689
Net Capital investments
Net investments	−8,367	−9,584	−11,445	−13,543		−13,708
Depreciation	4,436	4,759	4,894	5,007		5,500
Total fixed assets	−3,931	−4,825	−6,551	−8,536		−8,208
Retirement plans and other employee future benefits
Cost of vested benefits, amortizations and contributions(5)	3,689	3,839	4,291	3,580		4,098
Interest on the actuarial obligation	7,128	7,331	7,650	7,642		7,968
Reinvestment of fund investment revenues	−6,243	−6,761	−7,262	−7,440		−7,799
Benefits, contributions, repayments and administrative expenses	−7,195	−7,386	−7,629	−7,182		−7,454
Total retirement plans(6)	−2,621	−2,977	−2,950	−3,400		−3,187
Other accounts	1,303	5,539	3,260	4,616		−1,390
Deposits of dedicated revenues in the Generations Fund	−3,313	−3,617	−3,082	−2,081		−2,222
TOTAL NON-BUDGETARY TRANSACTIONS	−13,322	−11,607	−8,130	−10,546		−19,696

(1) A negative entry indicates a financial requirement and a positive entry indicates a source of financing.

(2) Fiscal 2021 through 2024 data have been reclassified to be on the same budgetary structure as Fiscal 2025, as in Budget 2024-2025.

(3) The Preliminary Results 2024 are based on financial information presented as at March 31, 2024 in Budget 2024-2025, which was released on March 12, 2024. These preliminary results are subject to change.

(4) Change in accumulated surpluses or deficits (i.e., change in net income (loss)after declared dividends to the Government).

(5) The Government covers costs at a rate of 50% for years of service since July 1, 1982 for the RREGOP and since January 1, 2001 for RRPE. For most of the other plans, the Government covers the difference between the cost of each plan and the contributions paid by participants (cost-balance pension plans). For years of service accumulated as of January 1, 2000, pension benefits will be adjusted based on the higher result of the following two calculations: inflation less 3% or half the inflation rate. Previously, pension benefits for years of service accumulated between 1982 and 1999 inclusive were adjusted by the inflation rate less 3%. Benefits for years of service accumulated before 1982 were adjusted by the inflation rate.

(6) The retirement plans' liability, excluding the Retirement Plans Sinking Fund estimated at $107.1 billion, is estimated at $113.3 billion for Fiscal 2023, consisting of $97.6 billion in respect of RREGOP and RRPE and $15.7 billion in respect of the other public sector plans. The liability for other plans takes into account the assets of these plans. These liabilities are estimated in accordance with the method recommended by the Public Sector Accounting and Auditing Board of CPA Canada.

Investments, Loans and Advances. Investments, loans and advances represent capital contributions, loans or advances made to Government enterprises and bodies, municipalities, private corporations and individuals. Investments represent mainly equity transactions by the Government in its enterprises and also reflect the Government's share in profits and losses of enterprises in which the Government holds capital stock. Loans and advances are repayable to the Government, although not all repayment schedules have been set (see "Government Enterprises and Bodies").

Net capital investments. The Government records capital investments and depreciates them over their useful life. Net capital investments consist of acquisitions and dispositions minus depreciation expenses.

Retirement Plans and other employee future benefits. Retirement plans include transactions relating to the public sector retirement plans administered by the Government. The Government and Public Employees Retirement Plan (Régime de retraite des employés du gouvernement et des organismes publics or "RREGOP") was established by the Government in 1973 for civil servants, teachers and employees in health and social services who opted to join the plan and all those who were hired after June 30, 1973. The Pension Plan for Management Personnel (Régime de retraite du personnel d'encadrement or "RRPE") covers management and comparable personnel since January 1, 2001. Until then, those employees had participated in the RREGOP. RREGOP and RRPE covered 664,682 employees and other plans covered 20,436 employees as of December 31, 2022.

The Government accounts for its contributions (including those for current services and interest on the actuarial obligation for the plans) as a budgetary expenditure. This expenditure takes the form of provisions and is not generally a cash expenditure in the year. Accordingly, the impact of these contributions is to increase the budgetary deficit without affecting net financial requirements, since they are offset by an equal amount in non-budgetary transactions. The portion of benefits and other payments that are the responsibility of the Government are a claim on, and are payable out of, the Consolidated Revenue Fund.

In Fiscal 1994, the Government created the Retirement Plans Sinking Fund ("RPSF"). Managed by the Caisse, the RPSF consists of a cash reserve that will eventually be used for paying the retirement benefits of public sector employees. In December 1999, the Government announced that it would accelerate its deposits to the RPSF to ensure that by 2020 the sums accumulated in this fund would be equal to 70% of the Government's actuarial obligations with respect to the retirement plans of public sector employees, as shown in the Public Accounts. This objective was reached earlier than anticipated, as of March 31, 2018, and this proportion was 89% as of March 31, 2023.

Other Accounts. The transactions related to other non-budgetary accounts reflect, notably, year-to-year changes in accounts payable and receivable, cash on hand and outstanding bank deposits and checks. These accounts normally fluctuate according to the overall volume of financial transactions. They may be subject to significant variations from year to year since they depend on the coordination of collection and disbursement transactions.

The following table shows Québec's financial assets and liabilities.

TABLE.16
Québec's Financial Assets and Liabilities
Year ending March 31

(dollar amounts in millions)
	2022 (restated) (1)	2023
Financial Assets(2)	120,565	134,609
Liabilities(3)	317,365	343,321
Government Guaranteed Debt(4)	46,225	49,438

(1) See "Government Finances - Accounting Standard"

(2) Financial assets include cash and cash equivalents, accounts receivable, investments, investment in government enterprises, loans, the Generations Fund, sinking funds relating to borrowings, derivative financial instruments, assets regarding other employee future benefits and other financial assets.

(3) Liabilities are comprised of accounts payable, accrued expenses and other allowances, deferred revenue, environmental liability and asset retirement obligations, pension plans and other employee future benefits, derivative financial instruments and debts.

(4) See "Public Sector Debt-Guaranteed Debt".

GOVERNMENT ENTERPRISES AND BODIES

Government enterprises and bodies can be divided into three categories: enterprises included in the Government's reporting entity, government bodies whose reporting entities are included in the Government's reporting entity and government bodies that conduct fiduciary transactions not included in the Government's reporting entity.

Most of the enterprises included in the Government's reporting entity are stock companies that are owned exclusively by the Government and operate on a commercial basis. The Government may guarantee the debt of some of these enterprises. Some of them pay dividends to the Government. Loto-Québec, Société des alcools du Québec and Société québécoise du cannabis transfer all of their net earnings to the Government while Hydro-Québec pays as dividends 75% of its net income, in accordance with the provisions of the Hydro-Québec Act.

Government bodies whose reporting entities are included in the Government's reporting entity are entities whose expenditures are funded in part or in whole through funds appropriated by the National Assembly. These government bodies may benefit from loans and advances from the Government. The debt service of some of these corporations may be guaranteed in part by the Government.

Government bodies that conduct fiduciary transactions play an important economic role in Québec. As an investment manager, the Caisse invests funds on behalf of public retirement plans, insurance plans and other public enterprises.

The Government emphasizes the strategic role of its enterprises and government bodies notably by initiating investment projects that are profitable and creating jobs in partnership with the private sector.

The Government manages an extensive portfolio of assets through government enterprises. Those assets may be sold to the private sector when the timing is deemed appropriate.

The following table shows total Government investment in and guaranteed debt of certain Government enterprises as well as certain financial information as of the most recent fiscal year for which this information is publicly available.

TABLE.17

Major Government Enterprises and Bodies

Area of Activity
Enterprises included in the Government's reporting entity

Hydro-Québec	Generation, transmission and distribution of electric power

Loto-Québec	Gaming

Société des alcools du Québec (SAQ)	Wholesale and retail sale of alcoholic beverages

Investissement Québec	Economic development

Société québécoise du cannabis (SQDC)	Retail sale of cannabis products

Government bodies whose reporting entity is included in the Government's reporting entity

Financement-Québec	Financing public sector organizations that are not included in the Government's reporting entity

Société d'habitation du Québec (SHQ)	Development and management of public housing

Société québécoise des infrastructures (SQI)	Construction, development and management of public infrastructure

Government bodies that conduct fiduciary transactions not included in the Government's reporting entity

Caisse de dépôt et placement du Québec (Caisse)	Investment management

Retraite Québec	Pension funds supervision and public sector pension funds management

TABLE.18

Financial Information on Certain Government Enterprises(1)

(dollar amounts in millions)
	Share Capital	Loans and Advances	(2)	Accumulated Surplus (Deficit)	(3)	Total Government Investments	(4)	Debt Guaranteed by the Government	Assets	Revenue	Net Income (Loss)
Enterprises included in the Government's reporting entity

Hydro-Québec(5) (12-31-2022)	4,374	—		23,153		27,527		51,841	92,668	16,086	3,288

Loto-Québec (03-31-2023)	—	—		267		267		—	1,241	2,999	1,600

SAQ (03-25-2023)	30	—		8		38		—	1,437	4,048	1,426

SQDC (03-25-2023)	—	—		—		—		—	134	602	95

(1) All financial information is as of the fiscal year-end indicated for each enterprise.

(2) Does not include loans from the Financing Fund. (The Financing Fund offers financing services only to consolidated organizations and other Government enterprises).

(3) Includes accumulated other comprehensive income.

(4) Total Government Investments represent the sum of Share Capital, Loans and Advances and Accumulated Surplus. (See discussion of individual Governent enterprises below).

(5) Hydro-Québec's consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (U.S. GAAP) since January 1, 2015.

Enterprises Included in the Government's Reporting Entity

Hydro-Québec. Hydro-Québec operates one of the major systems in Canada for the generation, transmission and distribution of electric power. Hydro-Québec supplies virtually all electric power distributed in Québec.

Under the provisions of the Hydro-Québec Act, Hydro-Québec is mandated to supply power and to pursue endeavors in energy-related research and promotion, energy conversion and conservation, and any field connected with or related to power or energy. Under the Hydro-Québec Act, the Government is entitled to declare a dividend from Hydro-Québec when certain financial criteria are met. In Fiscal 2024, the Government received a dividend of $2.466 billion from Hydro-Québec, compared with $3.418 billion in Fiscal 2023.

Hydro-Québec owns and operates generating facilities in both Québec and the United States. In Québec, its electric generation system comprises 62 hydroelectric plants with a combined installed capacity of 36,885 MW, 2 photovoltaic generating stations (10 MW) and 23 thermal plants totaling 541 MW; with a total installed capacity of 37,436 MW as of December 31, 2023. In the United States, Hydro-Québec owns and operates 13 hydroelectric generating stations (589 MW) through its wholly-owned subsidiary Great River Hydro, LLC, as well as 2 hydroelectric generating stations jointly with Innergex énergie renouvelable inc., from which it is entitled to 50% of the installed capacity, or 30 MW. Consequently, the total installed capacity to which Hydro-Québec is entitled in the United States as of December 31, 2023 is 619 MW.

In addition to the generating capacity of its own facilities, Hydro-Québec has access to almost all the output from Churchill Falls generating station (5,428 MW) under a contract with Churchill Falls (Labrador) Corporation Limited ("CF(L)Co") that will remain in effect until 2041. In 2023, Hydro-Québec also purchased all the output from 44 wind farms (3,933 MW) and 55 hydroelectric generating stations (706 MW) and almost all the output from 13 biomass and 5 biogas cogeneration plants (419 MW) operated by independent power producers. Moreover, 525 MW are available under long-term contracts. Hydro-Québec's transmission system totals approximately 22,000 miles of lines.

TABLE.19
Hydro-Québec's Operations
Year ended December 31

(dollar amounts in millions)
	2019	2020	2021	2022	2023

Total revenue from electricity sales	14,000	13.395	14.145	16.143	15,880

Revenue from electricity sales outside Québec	1.571	1.466	1.826	2.912	2.365

Capital investments affecting cash	3.548	3.366	4.223	4.271	4.898

Net income	2.923	2.303	3.564	4.557	3.288

Debt guaranteed by Goverment (at end of period)	43.383	45.626	47.059	49.143	51.741

Total electricity sales (terawatthours)	209.4	203.8	211.4	216.2	200.3

Interest coverage(1)	2.07	1.89	2.52	2.94	2.25

Capitalization ratio(2)	32.3%	31.0%	32.0%	34.6%	33.7%

(1) Sum of income before financial expenses and net investment income divided by interest on debt securities.

(2) Equity divided by the sum of equity, long-term debt, current portion of long-term debt, borrowings and derivative instrument liabilities, less derivative instrument assets and sinking fund.

The Act respecting the Régie de l'énergie (the "Energy Board Act"), enacted in 1996, grants the Régie de l'énergie (the "Energy Board") exclusive authority to fix or modify Hydro-Québec's rates and conditions for the transmission and distribution of electric power in Québec. Under this legislation, rates are set by reasoned decision of three commissioners after public hearings. Moreover, the Energy Board Act stipulates that rates are determined on a basis that allows for recovery of the cost of service including a reasonable return on the rate base. The Energy Board consists of twelve full-time members appointed by the Government and, in the exercice of its functions, is charged with reconciling the public interest, consumer protection and the fair treatment of the electric power carrier and of distributors.

Under the Energy Board Act, Hydro-Québec has been granted exclusive rights for the distribution of electric power throughout Québec, excluding the territories served by distributors operating a municipal or private electric system as of May 13, 1997.

On December 8, 2019, An Act to simplify the process for establishing electricity distribution rates (the "Rates Simplification Act") came into force amending the Hydro-Québec Act and the Energy Board Act. In particular, the Rates Simplification Act specifies that electricity distribution rates are to be set or modified by the Energy Board every five years as of April 1, 2025, and that they will be indexed annually in the interim based on the annual change in the average Québec Consumer Price Index. It also provided for a distribution rate freeze for the rate year beginning April 1, 2020 followed by an annual indexation for the following four years. Notwithstanding the foregoing, the Rates Simplification Act authorizes Hydro-Québec to ask the Energy Board to modify distribution rates before the scheduled date if they do not allow for recovery of the cost of service.

In February 2023, the Parliament of Québec passed the bill entitled An Act mainly to cap the indexation rate for Hydro-Québec domestic distribution rate prices and to further regulate the obligation to distribute electricity (the "2023 Act"). Among other things, the 2023 Act stipulates that the indexation rate for residential electricity rates will be based on the lesser of the average Consumer Price Index (the "CPI") and the top rate of the Bank of Canada's inflation-control range. According to the 2023 Act, the increase in residential rates has been limited to 3% for the rate year beginning April 1, 2024. Since the rates that apply to business customers are not targeted, they have increased by 5.1%, which is equal to the average CPI between September 30, 2022, and September 30, 2023. The increase applied to large-power industrial customers ("Rate L customers") is set at 3.3%, which corresponds to a rate of 0.65 applied to the indexation rate of 5.1%, as established and approved in a recent decision of the Energy Board. The 2023 Act limits Hydro-Québec's obligation to distribute electricity in regard to any new request, any request for an additional load or any request from a customer having a special contract, which is for 5,000 kW or more of power, and for which Hydro-Québec had not entered into an agreement, involving a financial commitment on the part of the party making the request, prior to December 2, 2022, unless the Minister of Economy, Innovation and Energy authorizes such distribution. Hydro-Québec must obtain such authorization to distribute electricity to a customer.

The Energy Board also has the authority to: fix, or modify, after holding public hearings, Hydro-Québec's rates and conditions for the transmission of electric power; starting in 2025 and then every 5 years thereafter, fix, or modify, after holding public hearings, the rates and conditions for the distribution of electric power; approve Hydro-Québec's electric power supply plan; designate a reliability coordinator for Québec and adopt the reliability standards submitted by the designated reliability coordinator; authorize Hydro-Québec's transmission investment projects; and rule upon complaints from customers concerning application of rates or conditions of services. The Energy Board Act was amended in 2010 to allow a gradual increase in the average cost of the Heritage Pool Electricity (base volume of up to 165 TWh annually) and was subsequently amended to replace this gradual increase by a yearly indexation based on Québec's Consumer Price Index. The authorized average price was 3.09¢/kWh for 2022 and 3.24¢/kWh for 2023.

Hydro-Québec is a co-defendant with Québec and others in certain legal actions undertaken by various aboriginal communities in Québec concerning alleged infringements of their ancestral rights over their claimed traditional territories. (See "Québec − Aboriginal Peoples" above).

In October 2020, Innu Nation Inc. filed lawsuits before the Courts of Newfoundland and Labrador seeking damages against CF(L)Co and Hydro-Québec. Innu Nation Inc. alleges that the construction and operation of the Churchill Falls hydroelectric complex in Labrador, which is owned and operated by CF(L)Co, are the result of a common enterprise between CF(L)Co and Hydro-Québec, and that they have infringed the Innu of Labrador's aboriginal title and aboriginal rights. Innu Nation Inc. seeks an accounting and disgorgement of the profits that CF(L)Co and Hydro-Québec have derived from the operation of the Churchill Falls hydroelectric complex or, in the alternative, a monetary compensation of $4 billion as regards Hydro-Québec. Hydro-Québec is contesting this claim.

In January 2023, the Innus of Uashat mak Mani-Utenam (Uashaunnuat) have instituted proceedings before the Québec Courts against Hydro-Québec and CF(L)Co regarding the Churchill Falls hydroelectric complex. In October 2023, the Innus of Matimekush-Lac John joined as plaintiffs in this action. The two Québec Innu communities allege that this hydroelectric complex infringes on their Aboriginal rights and title, as well as their treaty rights. In addition to various judicial declarations and permanent injunction orders, they are claiming from Hydro-Québec $2 billion in compensatory damages, $200 million in punitive damages, and additional damages in the form of an annual payment equivalent to 12.5% of 15% of Hydro-Québec's annual profits from the date of the commencement of the proceedings. Hydro-Québec is contesting this claim.

Loto-Québec. Loto-Québec operates and administers lottery systems and gaming houses, including casinos, a video lottery network, an online gaming site and bingo products. It offers lottery products in more than 8,500 points of sale. Loto-Québec currently operates four Government owned casinos located in Montréal, Charlevoix, Lac-Leamy and Mont-Tremblant.

Loto-Québec pays all of its net earnings to the Government as dividends, after deducting its contributions to Government-specified purpose account to fund the control of video lottery terminals. Budget 2024-2025 forecasts a dividend of $1.5 billion for Fiscal 2025, compared with $1.5 billion expected in Fiscal 2024 and $1.6 billion received in Fiscal 2023.

Société des alcools du Québec ("SAQ"). The SAQ sells alcoholic beverages and pays all of its net earnings to the Government as a dividend. As part of Budget 2024-2025, payment of a dividend of $1.4 billion by the SAQ is forecasted for Fiscal 2025, compared to $1.4 billion expected in Fiscal 2024 and $1.4 billion received in 2023.

Investissement Québec. Investissement Québec is a public corporation whose mission is to contribute to Québec's economic development in accordance with the Government's economic policy by stimulating investment and fostering employment in every region.

To that end, the corporation supports the creation and development of businesses of all sizes through customized financial solutions and investments. Pursuant to its mandate, the corporation also carries out foreign investment prospecting and strategic financing operations.

Société québécoise du cannabis ("SQDC"). The SQDC is a subsidiary of the SAQ whose mandate is to oversee the sale of cannabis in Québec. The Act to constitute the SQDC was passed in June 2018 in anticipation of the legalization of cannabis in Canada which became law in the fall of 2018.

The dividends paid by SQDC are paid into the Fund to Combat Addiction. This fund is dedicated to the elimination of any deficit that the SQDC may incur, the transfer that the Minister of Finance must make each year to the Cannabis Prevention and Research Fund established under the Cannabis Regulation Act and the prevention of, and the fight against the harm associated with, psychoactive substance use, pathological gambling and other forms of addiction.

Government Bodies That Conduct Fiduciary Transactions Not Included in the Government's Reporting Entity

Caisse de dépôt et placement du Québec. The Caisse invests the funds entrusted to it by several public pension plans, insurance plans and various public bodies. As of December 31, 2023, the net assets of the Caisse (at market value) totaled $434.2 billion. The main depositors and their respective assets on deposit as of December 31, 2023 (at market value) were as follows: Retirement Plans Sinking Fund, $115.0 billion; Retraite Québec, $121.4 billion; RREGOP, $86.6 billion; Régime supplémentaire de rentes pour les employés de l'industrie de la construction du Québec, $31.0 billion; Commission des normes, de l'équité, de la santé et sécurité du travail ("CNESST"), $20.3 billion; Generations Fund, $19.4 billion; Société de l'assurance automobile du Québec ("SAAQ"), $13.6 billion and RRPE, $11.8 billion.

In 2023, the Caisse's overall return is the average weighted return on the funds of all its depositors. Individual returns for the main depositors varied from 6.3% to 9.3%, depending on their specific asset allocations. The overall return for the year ended December 31, 2023 was 7.2%. The overall average return of the Caisse over the past 5 years was 6.4%.

As stated by law, the mission of the Caisse is to receive moneys on deposit as provided by law and manage them with a view to achieving optimal return on capital within the framework of depositors' investment policies while at the same time contributing to Québec's economic development. The Caisse invests its depositors' funds in various asset classes, including fixed income, equities, private equity, infrastructures and real estate. The Caisse is permitted, subject to certain exceptions, to invest in up to 30% of the common shares of any corporation or invest up to 5% of its total assets in shares of any corporation.

In the March 2017 Québec Economic Plan, the Government announced that it was partnering with the Caisse to invest in the Réseau express métropolitain ("REM"), an integrated public transit project. The REM, whose value is now estimated at $7.95 billion, will link downtown Montréal, the South Shore, the West Island (Sainte-Anne-de-Bellevue), the North Shore (Deux-Montagnes) and the Trudeau international airport in a unified, fully automated, 67-km light rail transit ("LRT") system comprising 26 stations and operating 20 hours a day, 7 days a week. Commissioning of the South Shore segment began on July 31, 2023. The construction phase is scheduled for completion in 2027.

The REM's funding includes a $4.6-billion investment by the Caisse, a $1.3-billion investment by the Government and a $1.3-billion loan from the Canada Infrastructure Bank. The Government is a minority shareholder in the project and, as such, expects to earn returns on its investment.

In November 2023, the Caisse accepted a mandate from the Government to study structuring transportation solutions for Québec City and mobility for the Communauté métropolitaine de Québec. Based on the results of its analysis, the Caisse will identify one or more structuring transportation solutions for Québec City to improve mobility and fluidity throughout the Communauté métropolitaine de Québec, particularly between the two shores. The analysis and recommendations will culminate in the submission of a report to the Government in June 2024. As of December 31, 2023, the Caisse's investments were distributed as follows: 21.7% in fixed-income securities, 28.5% in variable-income securities, 49.2% in interests in unconsolidated subsidiaries (real estate debt, private equity, infrastructure), 0.02% in cash equivalents and 0.6% in derivative financial instruments. Investments by the Caisse in bonds of various governments, government corporations and other public administrations totaled $76.4 billion (at market value).

The Caisse's constituting statutes establish the mission and governance rules, particularly the composition and functioning of the board of directors and the criteria for selecting its members. In this regard, at least two-thirds of the members of the board of directors, including the chair, must be independent directors.

The Caisse's constituting statutes provide for the creation of four committees of the board of directors -an audit committee, a governance and ethics committee a human resources committee and an investment and risk management committee -and define the role of each. They also establish that the offices of chair of the board and president and chief executive officer are to be two separate functions. They require that the Caisse adopt an investment policy for each specialized portfolio it holds and provide rules of ethics for the Caisse, its officers and employees, and its wholly-owned subsidiaries.

Retraite Québec. Retraite-Québec administers the Régime de rentes du Québec ("Québec Pension Plan", the "Plan" or "QPP"), a compulsory public insurance plan. Its purpose is to provide persons who work in Québec and their families with basic financial protection in the event of retirement, death or disability. The Plan is financed by contributions from Québec workers and employers. As of December 31, 2023, Retraite-Québec entrusted a total of $121.4 billion of funds to the Caisse (at market value) for the base and additional plans of the QPP.

Retraite Québec also administers public sector retirement plans including RREGOP and RRPE. Assets in these plans are entrusted to the Caisse.

Québec Pension Plan (QPP)

The QPP has two components with separate funding and accounting:

- The base plan, into which employees and employers make contributions for the portion of employment income between the basic exemption of $3,500 and the maximum pensionable earnings ("MPE"); and

- The additional plan into which contributions are made by employees and employers for the portion of employment income between the basic exemption of $3,500 and the MPE. Starting in 2024, contributions are also made by employees and employers for the portion of employment income between the MPE and the additional maximum pensionable earnings ("AMPE").

The base plan

The last actuarial valuation of the QPP is the Actuarial report modifying the actuarial valuation of the Québec Pension Plan as at 31 December 2021. It states that the rate needed to secure the base plan long-term financial stability is 10.61% (the steady-state contribution rate).

The contribution rate for the base plan (split equally between employees and employers) has been 10.80% since January 1, 2017.

Since 2018, an automatic contribution rate adjustment mechanism is in place that would restore balance to the base plan's funding, if required. The statutory contribution rate will be adjusted if it is less than the steady-state contribution rate. Where the difference between the steady-state contribution rate and the statutory rate is at least 0.1%, the latter rate will be increased by 0.1% per year until the gap is less than 0.1%.

The additional plan

The Actuarial report modifying the actuarial valuation of the Québec Pension Plan as at 31 December 2021 states that the rate needed to adequately fund the additional plan is 1.85% (the reference contribution rate) for earnings between the basic exemption and the MPE. That rate is four times higher for earnings between the MPE and the AMPE.

The contribution rate (split equally between employees and employers) is 2% for the portion of earnings between the basic exemption of $3,500 and the MPE.

in 2024, a contribution rate of 8% (split equally between employees and employers), have been added to the portion of earnings between the MPE and the AMPE. The AMPE is 107% of the MPE in 2024 and 114% of the MPE as of 2025.

In 2023, legislative amendments defined the parameters of the automatic adjustment mechanism of the additional plan. If the statutory contribution rate sufficiently deviates from the reference contribution rate, adjustments will be automatically applied to both the statutory contribution rate and benefits. The cumulative adjustment is capped, and no adjustment can occur before 2042.

PUBLIC SECTOR DEBT

Public sector debt includes debt incurred and guaranteed by the Government and debt of public institutions under Government jurisdiction, including local administrations. Public sector debt consists of funded and unfunded debt. Unfunded debt includes indebtedness for a maturity of one year or less.

The following table shows information on the funded debt, net of sinking fund balances, of the Québec public sector which includes the funded debt of the Government (including the debt of consolidated organizations), debt guaranteed by the Government, debt of the municipal sector and debt of other institutions as of the dates indicated. In a number of these instances, notably that of Hydro-Québec, debt service is provided by operating revenues and other internally generated sources rather than from taxes. As of March 31, 2023 and March 31, 2024, funded debt of the public sector, net of sinking fund balances, was estimated to amount to $304.4 billion and $324.4 billion, respectively, of which 5.5% and 5.7% was held by the Caisse.

Unlike the Government's gross debt, which includes the net retirement plans liability, the public sector debt for the purpose of this Annual Report does not include net retirement plans liability. As at March 31, 2024, the net retirement plans liability totalled $3.6 billion.

TABLE.20

Funded Debt of Public Sector (net of sinking fund balances)
As of March 31

(dollar amounts in millions)(1)
	2020	2021	2022	2023	Preliminary Results 2024	(2)
Government Funded Debt
Borrowings-Government	187,146	206,483	214,882	222,795	238,271
Government Guaranteed Debt(3)	43,839	44,831	46,225	49,438	52,536
Municipal Sector Debt	29,424	30,020	31,263	30,952	32,414
Education Institutions(4)	1,204	1,207	1,219	1,171	1,171
Public Sector Funded Debt	261,613	282,541	293,589	304,356	324,392
Per Capita ($)	30,839	33,042	34,250	35,096	36,553
As percentage of(5)
GDP	56.9%	62.6%	58.3%	55.8%	57.3%
Household income	63.0%	64.6%	63.7%	61.1%	61.6%

(1) Canadian dollar equivalent at the dates indicated for borrowings in foreign currencies after taking into account currency swap agreements and foreign exchange forward contracts.

(2) The Preliminary Results 2024 are based on financial information available as of March 31, 2024. These preliminary results are subject to change. These amounts exclude transactions that have been negotiated before March 31, 2024 but have settled after March 31, 2024.  The excluded transactions are: a US denominated note of US $3.75 billion ($5.1 billion) and a Canadian debenture of $0.6 billion.

(3) Represents debt of Hydro-Québec.

(4) Represents debt of the universities other than the Université du Québec and its constituents.

(5) Percentages are based upon the prior calendar year's GDP and household income.

Government Debt

Government debt consists of funded and unfunded debt. Unfunded debt includes indebtedness with a maturity of one year or less. As of March 31, 2023, unfunded debt of the Government was $27.2 billion consisting of Treasury Bills of $6.4 billion plus $18.9 billion representing the excess of short-term liabilities over short-term assets, $1,1 billion representing commercial paper and $0,7 billion representing short-term notes. On March 31, 2024, unfunded debt of the Government is estimated, on a preliminary basis, at $27.1 billion consisting of Treasury Bills of $8.4 billion plus $10.0 billion representing the excess of short-term liabilities over short-term assets, $6.6 billion representing commercial paper and $2.1 billion representing short-term notes.

TABLE.21

Government Funded Debt and Unfunded Debt

As of March 31

(dollar amounts in millions)(1)
	2020	2021	2022	2023	Preliminary Results 2024	(2)	Average Interest Rate 2024 (%)	Average Term to Maturity 2024 (years)
Borrowings -Funded Debt -Government
Payable in Canadian Dollars
Debentures and Other Loans	200,439	221,955	231,440	236,725	254,898		3.47	14.6
Savings Products	11,287	12,081	12,388	13,645	15,162		3.63
Payable in Foreign Currencies
United States Dollars	2,853	1,866	1,760	2,689	−39		3.08	3.3
Japanese Yen	—	—	—	—	—	(3)	2.43	4.8
Swiss Francs	−1	−1	−1	-2	−3	(3)	1.11	5.5
Euros	1,586	1,529	1,428	1,469	37		1.16	5.7
Pounds Sterling	−3	−2	−1	−5	−3	(3)	1.98	2.0
Australian Dollars	3	3	2	9	5	(3)	3.57	2.2
Others currencies	1	—	—	—	—	(3)	2.07	4.9
Funded Debt	216,165	237,431	247,016	254,530	270,057		3.67	12.1
Less: Sinking Funds(4)	29,019	30,948	32,134	31,735	31,786
Net borrowings -Funded Debt -Government(5)	187,146	206,483	214,882	222,795	238,271		3.67	12.1

Borrowings -Unfunded Debt -Government
Payable in Canadian Dollars
Treasury Bills	3,884	3,898	4,491	6,439	8,410
Excess of short-term liabilities over short-term assets	9,314	10,067	13,654	18,947	10,038
Payable in American Dollars
Commercials papers	1,436	—	—	1,105	6,600
Short-term notes	340	—	—	731	2,081

Total Borrowings -Unfunded Debt -Government(6)	14,974	13,965	18,145	27,222	27,129

(1) Canadian dollar equivalent at the dates indicated for borrowings in foreign currencies after taking into account currency swap agreements and foreign exchange forward contracts.

(2) The Preliminary Results 2024 are based on financial information available as of March 31, 2024. These preliminary results are subject to change.

(3) The amounts represent the unamortized discount or premium and fees on borrowings. The nominal value of these borrowings is completely hedged by currency swap agreements and foreign exchange forward contracts.

(4) Consists of funds withdrawn annually from the General Fund and consolidated organizations. Foreign securities held in sinking funds are valued at the Canadian dollar equivalent at the dates indicated.

(5) These amounts exclude transactions that have been negotiated before March 31, 2024 but have settled after March 31, 2024. The excluded transactions are: a US denominated note of US $3.75 billion ($5.1 billion) and a Canadian debenture of $0.6 billion. Subsequent to March 31, 2024, the Government has issued or agreed to issue debentures and other funded indebtedness which total approximately $12 billion This amount includes the two aforementioned transactions totaling $5.7 billion.. The Government currently has credit agreements with various banks and financial institutions for a total of US$3.25 billion. The Government has also a line of credit for operations of $1.165 billion.

(6) The Government also has commitments for the repayment of the principal of borrowings made from financial institutions by educational institutions, the municipal sector and other beneficiaries for capital expenditures. This amount was $7.1 billion as of March 31, 2023.

The following table shows the maturities of the Government's funded debt outstanding as of March 31, 2024, net of a sinking fund balance of $31,786 million ($31,735 million as of March 31, 2023) valued at exchange rates at that date. It also takes into account future required contributions to sinking funds for all outstanding loans and debentures. The results shown in the following tables are based on financial information available as of March 31, 2024. These preliminary results are subject to change.

TABLE.22
Maturities of Government Funded Debt for Borrowings -Government

(dollar amounts in millions)(1)
Fiscal Year Payable	Canadian Dollars	U.S. Dollars	Australian Dollars	Pounds Sterling	Swiss Francs	Euros	Other currencies	Total 2023— 2024	Total 2022— 2023
Year 1	10,661	3,155	2	—	—	(2)	—	13,816	9,101
Year 2	15,017	(2)	—	—	—	(4)	—	15,011	12,438
Year 3	12,678	(122)	5	(3)	—	—	—	12,558	15,466
Year 4	11,628	(7)	—	—	—	(10)	—	11,611	13,874
Year 5	12,116	(6)	(1)	—	—	(8)	—	12,101	11,521
1-5 years	62,100	3,018	6	(3)	-	(24)	-	65,097	62,400
6-10 years	83,416	16	(1)	—	(3)	—	—	83,428	74,622
11-15 years	12,918	(1)	—	—	—	61	—	12,978	9,135
16-20 years	17,404	—	—	—	—	—	—	17,404	14,984
21-25 years	20,788	—	—	—	—	—	—	20,788	16,986
26-57 years	41,766	(3,190)	—	—	—	—	—	38,576	44,668
Total	238,392	(157)	5	(3)	(3)	37	—	238,271	222,795

(1) Amounts denominated in foreign currencies are shown at the Canadian dollar equivalent as at March 31, 2024, after taking into account currency swap agreements and foreign exchange forward contracts.

(2) These amounts exclude transactions that have been contracted before March 31, 2024 but have settled after March 31, 2024. The excluded transactions are: a US denominated note of US $3.75 billion ($5.1 billion) maturing in April 2029 and a Canadian debenture of $0.6 billion maturing in September 2033. Subsequent to March 31, 2024, the Government has issued or agreed to issue debentures and other funded indebtedness which total approximately $12 billion. This amount includes the two aforementioned transactions totaling $5.7 billion.

The information relating to debt retirement set out above includes amounts to be withdrawn annually from the Consolidated Revenue Fund for the creation of sinking funds for the redemption of debentures of the Government in connection with contractual obligations incurred in certain debt issues.

Québec created a general sinking fund in June 2012. The assets held in this general sinking fund will be used for the repayment at maturity of any debt of designated series issued by Québec.

The Government implemented in 2012-2013 a policy aimed at raising the level of prudential liquidity (liquid assets), to supplement its existing sinking funds. These liquid assets, invested in Canadian and non-Canadian central government securities, will be available for use in the event of major turbulence in financial markets.

For the year ended March 31, 2023, the aggregate value of the sinking funds was maintained at a level similar to March 31, 2022 of 31,735 million (including $13,171 million for the purpose of prudential liquidity), of which $14,084 million was invested in debentures issued or guaranteed by the Government.

For the year ended March 31, 2024, the aggregate value of the sinking funds was maintained at a level similar to March 31, 2023 of $31,786 million (including $13,200 million for the purpose of prudential liquidity), of which $10,675 million was invested in debentures issued or guaranteed by the Government.

Guaranteed Debt

The following table summarizes funded debt guaranteed by the Government (net of sinking fund balances).

TABLE.23
Guaranteed Funded Debt (net of sinking fund balances)
As of March 31

(dollar amounts in millions)(1)
	2020	2021	2022	2023	Preliminary Results 2024	(2)	Average Interest Rate 2024 (%)	Average Term to Maturity 2024 (years)
Hydro-Québec	43,839	44,831	46,225	49,438	52,536		3.91	21.90
	43,839	44,831	46,225	49,438	52,536		3.91	21.90

(1) Canadian dollar equivalent at dates indicated for borrowings in foreign currencies issues after taking into account currency exchange agreements and foreign exchange forward contracts.

(2) The Preliminary Results 2024 are based on financial information available as of March 31, 2024. These preliminary results are subject to change.

As of March 31, 2024, on a preliminary basis, unfunded debt guaranteed by the Government amounted to $8,115 million, including $4,121 million borrowed from financial institutions under a student loan program and $3,994 million of short-term debt of Hydro-Québec.

Funded Debt of the Municipal Sector and Other Institutions

The funded debt of the Québec public sector also includes indebtedness of public institutions under the Government's jurisdiction. These institutions include the municipal sector (municipal corporations and public transit corporations) and educational institutions (universities other than the Université du Québec and its constituents).

The following table shows information on the funded debt of these institutions as of the dates indicated.

TABLE.24
Funded Debt of the Municipal Sector and Other Institutions
As of March 31

(dollar amounts in millions)(1)
	2020	2021	2022	2023	Preliminary Results 2024	(2)
Municipal Sector	29,424	30,020	31,263	30,952	32,414
Education Institutions(3)	1,204	1,207	1,219	1,171	1,171
	30,628	31,227	32,482	32,123	33,585

(1) Canadian dollar equivalent at the dates indicated for loans in foreign currencies after taking into account currency exchange agreements and foreign exchange forward contracts. The amounts shown do not include loans from borrowings made by the Government on behalf of these entities.

(2) The Preliminary Results 2024 are based on financial information available as of March 31, 2024. These preliminary results are subject to change.

(3) Represents debt of universities other than the Université du Québec and its constituents.

The funded debt of these institutions consists mainly of the funded debt of the municipal sector which benefits from a wide autonomy since approximately 80% of the total revenue is derived from local sources. The relative magnitude of capital investment and borrowing by local governments in Québec is attributable, to a large extent, to the responsibilities assumed by Québec municipal corporations with respect to major projects related to the development of new residential and industrial areas. The Ministère des Affaires municipales et de l'Habitation supervises and controls most of the borrowings of all Québec municipal corporations and urban communities.

In 2022 (the most recent year for which information is available), local sector expenditure including school corporations totalled $46.2 billion, representing 26.6% of consolidated expenditures of the Québec public sector. The net accumulated surplus from current operations of Québec municipal corporations, including reserves, decreased from $5,104.9 million in 2021 to $4,744.8 million in 2022. Net long-term debt of the municipal sector supported by local taxpayers increased from $26.1 billion as of December 31, 2021 to $27.5 billion as of December 31, 2022. This debt, as a percentage of real estate valuation, decreased from 2.2% as of December 31, 2021 to 2.1% as of December 31, 2022.

WHERE YOU CAN FIND MORE INFORMATION

This document appears as an exhibit to the annual report of Québec on Form 18-K for the fiscal year ended March 31, 2024 filed with the U.S. Securities and Exchange Commission (the "Commission") on EDGAR through the Commission Internet web site at http://www.sec.gov. Additional information with respect to Québec is available in the annual report or in other exhibits or amendments to the annual report. You may request a copy of these filings at no cost from Ministère des Finances du Québec, at documentationfinanciere@finances.gouv.qc.ca, or at Direction de la documentation financière et de la conformité, 390, boulevard Charest Est, 7e étage, Québec, Québec, G1K 3H4, Canada.

FORWARD-LOOKING STATEMENTS

Various statements made throughout this document are forward looking and contain information about financial results. The words "forecast", "preliminary estimate", "preliminary results" and similar expressions identify forward-looking statements. You are cautioned that any such forward-looking statements are not guarantees of future performance. Forward-looking statements involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors including, among other things, Québec's economic and political trends, geopolitical tensions and economic uncertainty related to Russia's war on Ukraine and Québec's ability to control expenses and maintain revenues. You are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date of this document. We undertake no obligation to publicly release the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

SUPPLEMENTARY INFORMATION
The following table indicate present or future characteristics of the funded debt of Borrowings-Government outstanding as of March 31, 2024.
Previous characteristics are not indicated.
TABLE. 25
Borrowings-Government outstanding as of March 31, 2024

			Canadian Dollars
Maturity Date	Issue Date(1)	Coupon (%)	Nominal Value	Book Value	CUSIP Number or ISIN Code
A) Payable in Canadian Dollars
2025-07-06	2018-06-28	2.6	500,000,000.00	499,637,555.06	CA748148RX35
2026-04-01	1996-07-15	8.5	2,176,100,000.00	2,202,723,647.65	CA748148PZ01
2026-12-01	1998-02-19	4.5	1,519,977,393.60	1,527,073,125.33	CA748148QG11
2027-02-13	2020-02-06	1.85	500,000,000.00	499,551,070.70	CA748148SA23
2029-10-01	1998-04-28	6	2,737,300,000.00	2,716,545,979.25	CA748148QJ59
2031-12-01	2001-02-06	4.25	1,566,817,203.60	1,664,272,845.92	CA748148QZ91
2031-12-01	2002-11-04	3.441	12,972,086.89	12,924,060.68	CA748148RF29
2032-06-01	2000-06-27	6.25	4,200,200,000.00	4,171,529,663.55	CA748148QT32
2036-12-01	2003-07-23	5.75	4,082,900,000.00	4,144,557,865.32	CA748148RL96
Medium-Term Notes
2024-09-01	2013-12-13	3.75	6,000,000,000.00	6,010,407,093.96	CA74814ZES89
2024-10-13	2017-04-10	5.4125	1,500,000,000.00	1,499,984,957.47	CA74814ZFC29
2025-06-01	2004-12-02	5.35	652,000,000.00	653,723,557.03	CA74814ZDE03
2025-09-01	2015-01-07	2.75	7,200,000,000.00	7,240,094,308.50	CA74814ZEV19
2026-04-01	2007-04-01	7.5	165,850,000.00	165,850,000.00	CA74814ZDS98
2026-04-01	2003-07-16	5.5	74,332,000.00	74,223,619.54	CA74814ZCX92
2026-04-01	2003-09-11	6.4	90,000,000.00	90,000,000.00	CA74814ZEJ80
2026-04-01	1999-01-07	8.5	90,000,000.00	92,652,407.44	CA74814ZCA99
2026-04-01	1996-12-20	8.5	100,000,000.00	100,746,272.65	CA74814ZBH51
2026-09-01	2016-02-17	2.5	6,000,000,000.00	6,019,976,719.24	CA74814ZEX74
2027-09-01	2017-01-25	2.75	6,000,000,000.00	6,014,470,210.17	CA74814ZFB46
2028-01-01	2008-06-17	1.797	182,374,994.97	182,028,128.15	CA74814ZDV28
2028-04-01	1999-02-12	6.1	5,000,000.00	5,000,000.00	CA74814ZCD3
2028-09-01	2018-04-03	2.75	6,000,000,000.00	5,959,760,982.89	CA74814ZFD02
2029-09-01	2019-03-28	2.3	6,500,000,000.00	6,542,411,914.37	CA74814ZFF59
2030-09-01	2020-03-30	1.9	10,800,000,000.00	11,095,672,823.56	CA74814ZFG33

			Canadian Dollars
Maturity Date	Issue Date(1)	Coupon (%)	Nominal Value	Book Value	CUSIP Number or ISIN Code
2031-05-27	2021-05-19	2.1	500,000,000.00	498,181,318.76	CA74814ZFM01
2031-09-01	2021-01-08	1.5	9,000,000,000.00	8,651,511,216.46	CA74814ZFH16
2032-05-20	2022-05-13	3.65	1,000,000,000.00	998,462,543.60	CA74814ZFP32
2032-09-01	2022-04-07	3.25	8,400,000,000.00	8,071,900,169.83	CA74814ZFN83
2032-11-22	2022-11-15	3.9	1,400,000,000.00	1,388,320,041.26	CA74814ZFR97
2033-09-01	2023-03-23	3.6	10,950,000,000.00	10,511,468,078.06	CA74814ZFS70
2035-04-01	1997-12-10	6.5	300,000,000.00	298,037,164.57	CA74814ZBP7
2035-04-01	1995-04-06	4	100,000,000.00	71,137,932.29	CA74814ZAT09
2035-04-01	1995-01-20	3.3	150,000,000.00	115,115,021.77	CA74814ZAH60
2035-04-01	1995-04-04	2.7	150,000,000.00	106,545,950.36	CA74814ZAS26
2035-04-01	1999-01-28	0	456,000,000.00	303,752,447.67	CA74814ZCB72
2036-12-01	2008-10-29	3.25	1,001,017,877.15	1,040,340,653.94	CA74814ZDW01
2038-12-01	2006-08-24	5	5,000,000,000.00	5,021,007,148.85	CA74814ZDK62
2039-10-01	1999-01-29	0	525,000,000.00	303,601,533.01	CA74814ZCC55
2040-04-01	2000-05-19	80	463,000,000.00	471,448,498.52	CA74814ZCJ09
2041-12-01	2009-09-17	5	9,200,000,000.00	9,674,671,298.81	CA74814ZEF68
2043-07-08	2003-07-03	5.6	80,000,000.00	80,105,046.70	CA74814ZCW10
2043-12-01	2011-08-12	4.25	7,500,000,000.00	8,008,254,090.50	CA74814ZEK53
2045-12-01	2013-04-25	3.5	10,000,000,000.00	9,825,059,625.03	CA74814ZER07
2048-12-01	2015-09-23	3.5	11,650,000,000.00	12,421,883,903.09	CA74814ZEW91
2049-09-21	2008-11-25	5.1	13,440,000.00	13,483,033.45	CA74814ZDX83
2051-09-21	2006-11-16	5	420,000,000.00	440,884,634.62	CA74814ZDN02
2051-12-01	2019-01-23	3.1	14,000,000,000.00	16,080,794,036.51	CA74814ZFE84
2053-09-21	2008-11-25	5.1	37,192,000.00	37,897,838.81	CA74814ZDY66
2053-12-01	2021-05-03	2.85	11,500,000,000.00	10,765,773,157.42	CA74814ZFL28
2055-12-01	2022-10-14	4.4	10,250,000,000.00	10,569,617,533.30	CA74814ZFQ15
2056-12-01	2006-04-03	5	1,500,000,000.00	1,489,297,835.71	CA74814ZDJ99
2057-09-21	2008-11-25	5.1	9,857,000.00	9,827,614.48	CA74814ZDZ32
2058-09-21	2008-11-25	5.1	38,326,000.00	39,963,773.03	CA74814ZEA71
2059-09-21	2008-11-25	5.1	6,294,000.00	6,284,753.64	CA74814ZEB54
2061-09-21	2009-02-06	5	25,000,000.00	25,066,265.38	CA74814ZEC38

			Canadian Dollars
Maturity Date	Issue Date(1)	Coupon (%)	Nominal Value	Book Value	CUSIP Number or ISIN Code
2062-09-21	2006-11-16	6.7	150,000,000.00	197,911,066.05	CA74814ZDP59
2065-06-01	2009-02-23	9	385,000,000.00	372,007,804.12	CA74814ZED11
2065-06-01	2012-05-16	5	335,000,000.00	350,915,791.85	CA74814ZEM10
2065-09-21	2006-09-13	6.35	940,000,000.00	1,164,702,234.71	CA74814ZDM29
2075-06-01	2012-11-06	5	100,000,000.00	110,289,666.89	CA74814ZEN92
2076-12-01	2007-06-20	8	500,000,000.00	490,780,403.68	CA74814ZDT71
Savings Products
Savings Bonds
2032-06-05		3.80	3,009,924,841.68	3,009,924,841.68
Other Savings Products
2024 -2034		various	12,151,605,436.23	12,151,605,436.23
Receiver General of Canada
2024 -2038	2004 -2012	3.55 -5.86	65,814,000.00	65,814,000.00
Immigrant Investor Program
2023-2029	2019-2024	0,68-4,72	1,942,400,000.00	1,841,486,266.29
Société d'habitation du Québec
2024-04-01	2020-04-01	0.95	999,560.11	21,207.25
2024-06-01	2023-06-01	0.05	188,494.47	48,048.48
2024-07-01	1974-07-01	8.16	1,382,326.00	106,393.37
2024-07-01	1975-07-01	8.03	638,433.00	48,557.62
2024-07-01	1999-07-01	various	62,117,382.16	5,292,820.94
2024-07-01	2008-07-01	7.90	805,552.43	83,807.68
2024-07-01	2014-07-01	7.64	83,794.28	11,414.04
2025-01-01	2022-01-01	1.19	12,522,663.61	3,523,003.89
2025-04-01	2020-04-01	0.98	86,311,404.06	31,109,979.20
2025-06-01	2020-06-01	0.69	28,263,765.43	14,195,372.61
2025-06-01	2023-06-01	0.05	4,146,392.34	2,636,226.91
2025-07-01	1975-07-01	8.03	6,034,832.00	882,367.31
2025-07-01	1976-07-01	8.03	153,278.00	22,448.54
2025-07-01	1999-07-01	various	36,110,548.71	5,980,528.57
2025-07-01	2014-07-01	7.64	1,268,524.31	312,907.31

			Canadian Dollars
Maturity Date	Issue Date(1)	Coupon (%)	Nominal Value	Book Value	CUSIP Number or ISIN Code
2026-04-01	1999-04-01	6.03	53,464,692.31	10,846,533.21
2026-06-01	2023-06-01	0.04	1,535,750.30	1,170,441.58
2026-07-01	1999-07-01	various	35,431,394.32	8,397,769.55
2026-12-01	2021-12-01	1.58	17,770,968.74	12,322,202.47
2027-02-01	2022-02-01	1.89	13,499,266.57	9,647,126.06
2027-04-01	1999-04-01	6.03	11,531,559.05	2,988,237.55
2027-04-01	2017-04-01	1.82	24,350,817.34	11,450,718.68
2027-06-01	2023-06-01	0.04	1,066,724.94	879,792.00
2027-07-01	1999-07-01	8.16	1,349,826.07	409,006.01
2028-04-01	1999-04-01	6.03	77,583,666.89	24,106,880.07
2028-06-01	2018-06-01	2.62	22,583,037.61	11,513,434.13
2028-07-01	1999-07-01	various	7,283,852.16	2,597,429.52
2029-01-01	1981-01-01	various	1,674,410.00	677,743.35
2029-04-01	1999-04-01	6.03	100,148,081.58	35,864,135.09
2029-07-01	1999-07-01	various	12,255,097.20	5,112,766.70
2030-01-01	2000-01-01	various	9,836,195.14	4,034,321.83
2030-04-01	1999-04-01	6.03	76,170,973.55	30,599,822.46
2030-07-01	1999-07-01	8.03	2,124,532.03	976,369.70
2031-04-01	1999-04-01	6.03	14,075,636.79	6,220,473.56
2032-04-01	1999-04-01	6.03	318,317.17	152,490.88
2032-07-01	1999-07-01	8.16	2,601,373.25	1,424,263.81
Others Consolidated Organizations
Various	Various		859,029,576.00	859,029,576.00

			Canadian Dollars
Maturity Date	Issue Date(1)	Coupon (%)	Nominal Value	Book Value	CUSIP Number or ISIN Code
Financement-Québec
2025-07-01	2023-03-31	3.83	3,465,730.00	582,368.54
2025-08-01	2023-03-31	3.59	980,300.00	162,517.50
2025-10-01	2023-03-31	3.35	1,063,800.00	173,973.80
2025-11-01	2023-03-31	3.28	218,431,000.00	35,579,621.64
2025-12-01	2023-03-31	3.59	36,000,000.00	5,968,207.79
2026-03-01	2023-03-31	3.92	110,500,163.00	18,661,646.47
2026-03-29	2023-03-31	3.65	5,981,834.00	995,053.50
2030-07-01	2023-03-31	4.04	279,650,461.62	123,760,144.22
2030-11-01	2023-03-31	3.5	21,360,569.00	9,189,870.14
2031-02-01	2023-03-31	3.95	42,858,800.00	18,879,392.84
2031-03-01	2023-03-31	4.12	21,464,580.36	9,538,313.76
2031-03-29	2023-03-31	3.89	193,460,374.00	84,955,034.34
2034-06-01	2006-07-26	5,03902104352184	1,522,350,000.00	1,544,615,059.51	317939ZAG06
			207,904,975,146.02	209,238,708,301.34
Adjustments relating to derivatives			60,821,263,850.59	60,821,263,850.59
Total-Payable in Canadian Dollars			268,726,238,996.61	270,059,972,151.93

			Foreign Currency Units
Maturity Date	Issue Date(1)	Coupon (%)	Nominal Value	Book Value	Equivalent in Canadian Dollars	CUSIP Number or ISIN Code
B) Payable in foreign currency
Payable in United States Dollars
2024-04-09	2019-04-02	2.5	1,000,000,000.00	999,979,557.67	1,354,072,319.04	US748149AQ48
2024-10-16	2014-10-08	2.875	1,600,000,000.00	1,599,019,662.10	2,165,232,524.45	US748149AH49
2025-02-11	2020-02-04	1.5	2,500,000,000.00	2,496,932,992.41	3,381,096,965.02	US748148RZ80
2025-07-23	2020-07-16	0.6	3,250,000,000.00	3,248,331,294.02	4,398,565,405.23	US748148SC86
2026-04-20	2016-04-12	2.5	2,000,000,000.00	1,997,659,851.94	2,705,031,205.51	US748149AJ05
2026-12-01	1986-11-25	8.625	300,000,000.00	299,714,041.31	405,842,783.34	US748148KA05
2027-04-12	2017-04-05	2.75	1,250,000,000.00	1,244,951,211.35	1,685,788,435.29	US748149AN17
2028-04-13	2023-04-05	3.625	3,500,000,000.00	3,493,535,018.34	4,730,595,768.33	US748148SD69
2029-09-15	1999-09-16	7.5	1,500,000,000.00	1,496,277,155.67	2,026,108,896.49	US748148QR73
2030-05-28	2020-05-19	1.35	1,500,000,000.00	1,496,954,653.64	2,027,026,296.49	US748148SB04
2031-04-21	2021-04-14	1.9	1,000,000,000.00	997,128,541.16	1,350,211,757.58	US748149AR21
2033-09-08	2023-08-31	4.5	1,500,000,000.00	1,492,021,944.29	2,020,346,914.76	US748148SE43
Medium-Term Notes
2026-01-30	1996-01-25	6.35	149,875,000.00	149,823,577.77	202,876,106.66	US74815HBZ47
2026-02-27	1996-02-23	7.14	99,770,000.00	99,735,936.36	135,052,431.43	US74815HCB69
2026-03-02	1996-02-23	7.485	150,000,000.00	149,948,510.18	203,045,277.63	US74815HCA86
2026-03-06	1996-03-01	7.365	99,850,000.00	99,828,409.05	135,177,648.69	US74815HCC43
2026-03-10	1996-03-01	7.035	50,000,000.00	49,982,709.55	67,681,587.00	US74815HCD26
2026-04-09	1996-04-03	7.38	100,000,000.00	99,963,824.31	135,361,014.50	US748149AE18
2026-04-15	1996-04-04	7.5	50,000,000.00	49,981,757.23	67,680,297.47	US74815HCF7
2026-04-15	1996-04-04	7.5	50,000,000.00	49,981,757.23	67,680,297.47	US74815HCG56
2026-07-22	1996-07-15	7.295	99,835,000.00	99,793,824.02	135,130,817.11	US74815HCJ95
2035-11-17	2005-11-10	5.4	75,000,000.00	74,827,576.57	101,324,021.43	CA74815HCP5
2036-07-22	1996-07-15	7.97	160,000,000.00	159,737,337.75	216,300,329.05	US74815HCH30
			21,984,330,000.00	21,946,111,143.92	29,717,229,099.98
Adjustments relating to derivatives			(21,974,560,115.51)	(21,974,560,115.51)	(29,755,751,852.41)
Total-Payable in United States Dollars			9,769,884.49	$(28,448,971.59)	$ (38,522,752.43)

			Foreign Currency Units
Maturity Date	Issue Date(1)	Coupon (%)	Nominal Value	Book Value	Equivalent in Canadian Dollars	CUSIP Number or ISIN Code
Payable in Japanese Yen
Medium-Term Notes
2028-03-21	2013-03-12	1.305	5,000,000,000.00	4,997,317,448.16	44,702,675.85	XS0907860919
2029-04-03	2009-03-23	2.73	13,000,000,000.00	12,991,642,756.81	116,214,589.31	XS0420287897
2029-04-27	2009-04-20	2.9	3,000,000,000.00	2,998,042,758.24	26,818,495.12	XS0425476891
			21,000,000,000.00	20,987,002,963.21	187,735,760.28
Adjustments relating to derivatives			(21,000,000,000.00)	(21,000,000,000.00)	(187,852,023.12)
Total-Payable in Japanese Yen			¥-	¥ -12,997,036.79	(116,262.84)
Payable in Swiss Francs
Medium-Term Notes
2024-11-21	2014-10-21	0.75	375,000,000.00	374,858,349.46	562,931,896.42	CH0258404455
2031-06-18	2021-05-25	0.03	250,000,000.00	249,476,535.28	374,643,646.91	CH1117896477
2033-05-09	2023-04-18	2.04	390,000,000.00	389,035,400.61	584,221,843.15	CH1264823431
			1,015,000,000.00	1,013,370,285.35	1,521,797,386.48
Adjustments relating to derivatives			(1,015,000,000.00)	(1,015,000,000.00)	(1,524,244,759.90)
Total-Payable in Swiss Francs			- CHF	-1,629,714.65CHF	(2,447,373.41)
Payable in Australian Dollars
Medium-Term Notes
2025-03-10	2014-08-28	4.2	750,000,000.00	751,553,987.56	663,119,802.27	AU3CB0223774
2025-03-10	2017-03-02	4.2	55,000,000.00	55,300,066.38	48,792,993.84	AU3CB0883774
2026-05-20	2015-11-11	3.7	560,000,000.00	565,402,787.78	498,872,723.77	AU3CB0234029
2028-10-18	2018-04-11	3.25	160,000,000.00	159,256,952.80	140,517,435.60	AU3CB0252385
2029-10-18	2019-04-11	2.6	100,000,000.00	99,482,307.88	87,776,379.90	AU3CB0262590
2033-04-06	2022-03-29	3.65	60,000,000.00	59,635,550.18	52,618,328.02	AU3CB0288223
			1,685,000,000.00	1,690,631,652.58	1,491,697,663.41
Adjustments relating to derivatives			(1,685,000,000.00)	(1,685,000,000.00)	(1,486,728,678.60)
Total-Payable in Australian Dollars			- AUD	5,631,652.58 AUD	4,968,984.81

			Foreign Currency Units
Maturity Date	Issue Date(1)	Coupon (%)	Nominal Value	Book Value	Equivalent in Canadian Dollars	CUSIP Number or ISIN Code
Payable in Pounds Sterling
Medium-Term Notes
2024-12-13	2019-08-28	0.75	250,000,000.00	249,862,479.60	427,085,046.57	XS2049767168
2026-09-15	2022-04-28	2.25	750,000,000.00	748,136,212.10	1,278,774,586.32	XS2476287979
			1,000,000,000.00	997,998,691.70	1,705,859,632.89
Adjustements relating to derivatives			(1,000,000,000.00)	(1,000,000,000.00)	(1,709,280,430.00)
Total-payable in Pounds Sterling			£ -	-£ 2,001,308.30	(3,420,797.11)
Payable in New Zealand Dollars
Medium-Term Notes
2028-07-05	2018-06-27	3.647	66,000,000.00	65,927,454.13	53,322,384.00	XS1851223369
2029-01-24	2018-07-12	3.635	49,000,000.00	48,939,506.16	39,582,464.91	XS1857521436
2029-04-10	2019-04-03	2.854	66,000,000.00	65,911,656.20	53,309,606.57	XS1980040577
			181,000,000.00	180,778,616.49	146,214,455.48
Adjustements relating to derivatives			(181,000,000.00)	(181,000,000.00)	(146,393,511.33)
Total-payable in New Zealand Dollars			- NZD	(221,383.51) NZD	(179,055.85)
Payable in Swedish Krona
2029-04-11	2019-04-04	1.169	1,700,000,000.00	1,698,702,534.18	214,961,133.16	XS1980856345
Adjustements relating to derivatives			(1,700,000,000.00)	(1,700,000,000.00)	(215,125,320.08)
Total-payable in Swedish Krona			- SEK	(1,297,465.82) SEK	(164,186.91)
Payable in Euros
2030-03-12	2010-03-03	4.14	75,000,000.00	74,942,029.70	109,475,547.81	—
2031-12-15	2011-12-02	3.5	27,000,000.00	26,973,141.67	39,402,448.43	—
2033-06-17	2010-04-19	3.332	100,000,000.00	99,895,723.07	145,927,979.94	—

			Foreign Currency Units
Maturity Date	Issue Date(1)	Coupon (%)	Nominal Value	Book Value	Equivalent in Canadian Dollars	CUSIP Number or ISIN Code
Medium-Term Notes
2025-01-15	2015-01-08	0.875	1,750,000,000.00	1,748,638,039.66	2,554,415,834.14	XS1167203881
2025-04-07	2020-03-31	0.2	1,600,000,000.00	1,599,542,240.50	2,336,616,231.51	XS2152799529
2025-10-28	2015-10-21	1.125	1,100,000,000.00	1,097,868,314.75	1,603,769,415.62	XS1311586967
2027-05-04	2017-04-26	0.875	2,250,000,000.00	2,242,428,788.46	3,275,746,880.86	XS1606720131
2028-07-05	2018-06-27	0.875	1,000,000,000.00	994,794,440.27	1,453,198,782.31	XS1851229218
2029-10-15	2019-10-08	0	1,000,000,000.00	1,000,670,942.18	1,461,783,194.40	XS2065939469
2030-10-29	2020-10-22	0	2,250,000,000.00	2,249,408,489.86	3,285,942,850.17	XS2250201329
2031-05-05	2021-04-28	0.25	2,500,000,000.00	2,492,064,463.17	3,640,415,443.36	XS2338991941
2032-01-25	2022-01-18	0.5	2,250,000,000.00	2,233,523,519.81	3,262,738,036.99	XS2435787283
2033-01-24	2023-01-17	3	2,250,000,000.00	2,227,639,684.36	3,254,142,912.04	XS2579050639
2034-03-27	2024-03-19	3.125	2,250,000,000.00	2,242,447,172.34	3,275,773,736.09	XS2792222379
			20,402,000,000.00	20,330,836,989.80	29,699,349,293.68
Adjustements relating to derivatives			(20,305,642,202.78)	(20,305,642,202.78)	(29,662,544,671.20)
Total-payable in Euros			96,357,797.22 €	25,194,787.02 €	36,804,622.48
Total-payable in foreign currencies					(3,076,821.27)
Total-Funded Debt of Borrowings-Government					270,056,895,330.65

(1) These amounts exclude transactions that have been contracted before March 31, 2024 but have settled after March 31, 2024. The excluded transactions are: a US denominated note of US $3.75 billion ($5.1 billion) maturing in April 2029 and a Canadian debenture of $0.6 billion maturing in September 2033. Subsequent to March 31, 2024, the Government has issued or agreed to issue debentures and other funded indebtedness which total approximately $12 billion. This amount includes the two aforementioned transactions totaling $5.7 billion.